LAWSON LUNDELL

BARRISTERS AND SOLICITORS


04 FEB 10 AM 7:21

[redacted]

04012680


1600 Cathedral Place
925 West Georgia Street
Vancouver, British Columbia
Canada V6C 3L2
Telephone 604.685.3456
Facsimile 604.669.1620

www.lawsonlundell.com

Direct Line: (604) 631-6711
acarruthers@lawsonlundell.com


February 2, 2004

Office of International Corporate Finance
Securities & Exchange Commission
Mail Stop 3-9
450 Fifth Street NW
Washington, DC
USA 20549

SUPPL

Attention: Filing Desk

Dear Sirs and Mesdames:

**KSAT Satellite Networks Inc. (the "Company") - 12g Exemption #82-3191**

We are the solicitors for the Company and enclose on its behalf the following documents:

1. Annual return filed on June 25, 2003;
2. Notices of Change of Directors and Officers filed on June 25, 2003 and November 19, 2003, respectively;
3. Quarterly and Year End Report for quarter ended June 30, 2003 with consolidated financial statements for the six months ended June 30, 2003 and confirmation of mailing;
4. Quarterly and Year End Report for quarter ended September 30, 2003 with consolidated financial statements for the nine months ended September 30, 2003 and confirmation of mailing;
5. Press releases dated June 23, September 8, December 15 and December 17, 2003, and January 2, 2004, respectively; and
6. Material Change Reports dated June 30, September 8 and December 22, 2003 (2 reports) and January 8, 2004, respectively.

Please contact the undersigned if you have any questions or concerns regarding these matters.

Yours very truly,

LAWSON LUNDELL

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

dlw 2/10

Amy Carruthers

Amy J. Carruthers
Encs.
cc: Phoi Kwok Eng, KSAT Satellite Networks Inc. (w/o encls.) – via e-mail

RULE 12g3-2(b) Exemption #82-8191

*BUSINESS CORPORATIONS ACT* (YUKON)

ANNUAL RETURN

04 FEB 10 AM 7:21

1. Corporation Name: KSAT SATELLITE NETWORKS INC.

2. Corporate Access Number: 26482

3. Corporation's registered office address is:

   200 - 204 Lambert Street
   Whitehorse, YT
   Y1A 3T2

4. Corporation's mailing address is:

   200 - 204 Lambert Street
   Whitehorse, YT
   Y1A 3T2

5. This report contains information as at: April 14, 2003

6. Date of continuance: April 14, 1998

7. Names and addresses of the directors are:

   Yoel Gat
   Amiram 11
   Savion, Israel
   Tvout Haeretz, Shilun Dan

   Steven Shao Hong Wan
   4561 Michel Bibaud
   Montreal, QC
   H3W 2E1

   Avi Shabtai
   91 Beijing Riviera, No. 1
   Xiang Jiang Bei Road
   Chaoyand District, Beijing
   100103
   China

   Woon Chun Vincent Ko
   Block 45 01-07 Toh Tuck Road
   Singapore, 596720

   Raymond Quek
   14 Ringwood Road
   Singapore, 437409

   Wong Heang Tuck
   2E Hong San Walk, 17 - 08
   689051
   Singapore

8. Names, addresses and office held of the officers are:

   Avi Shabtai
   91 Beijing Riviera, No. 1
   Xiang Jiang Bei Road
   Chaoyand District, Beijing
   100103
   China
   Chief Executive Officer

   Phoi Kwok Eng
   Chief Financial Officer

CAMPION MACDONALD

9. All filings required by the *Business Corporations Act* (Yukon) have been made relating to any change in:

(a) Directors,
(b) Registered Office Address,
(c) The constating documents of the Corporation.

CERTIFIED correct as at the 14th day of April, 2003.

Authorized Signatory

Title CFO.

FILED
JUN 2? 2003
CORPORAT

CAMPION MACDONALD

RULE 12g3-2(b)
Exemption #82-3191

04 FEB 10 AM 7:21

YUKON BUSINESS CORPORATIONS ACT
(Sections 107, 114, and 290)
Form 1-03

**NOTICE OF DIRECTORS AND OFFICERS OR**
**NOTICE OF CHANGE OF DIRECTORS AND OFFICERS**

Name of Corporation: KSAT SATELLITE NETWORKS INC.

Corporate Access Number: 26482

Notice is given that on the _____ day of ________________, ________, the following person(s) were appointed Director(s):

| NAME | MAILING ADDRESS |
|---|---|
| | |

Notice is given that on the 15th day of April, 2003, the following person(s) ceased to hold office as Director(s):

| NAME | MAILING ADDRESS |
|---|---|
| RAYMOND QUEK | 14 Ringwood Road, Singapore |
| WONG YEANG TUCK | 2E Hong San Walk, 17-08 Singapore |
| YOEL GAT. | Amiran 11, Savion, Tvout Haeretz, Shilun Dan, Israel |

The Officers of the Corporation as of this date are:

| NAME | OFFICES HELD |
|---|---|
| AVI SHABTAI | CEO |
| PHOI [illegible] | CFO |

FILED
JAN 25 2003

| DATE | SIGNATURE | TITLE |
|---|---|---|
| | | CFO |

CAMPION MACDONALD

RULE 12g3-2(b)
Exemption #82-3191

# YUKON

## BUSINESS CORPORATIONS ACT
## (Sections 107, 114, and 290)

## Form 1-03

## NOTICE OF DIRECTORS AND OFFICERS OR NOTICE OF CHANGE OF DIRECTORS AND OFFICERS

1. Name of Corporation: KSAT SATELLITE NETWORKS INC.

2. Corporate Access Number: 26482

3. Notice is given that on the 31st day of August, 2003, the following persons were appointed Directors:

| Name | Mailing Address |
|---|---|
| Erez Antebi | Snunit Street 34, Hod Hasharon, Israel |
| Phoi Kwok Eng | Blk 874 Yishun Street 81, #06-193 Singapore 760874 |

4. Notice is given that on the 31st day of August, 2003, the following person(s) ceased to hold office as Director(s):

| Name | Mailing Address |
|---|---|
| Steven Shao Hong Wan | 4561 Michel Bibaud, Montreal, QC H3W 2E1 |

5. The Officers of the Corporation as of this date are:

NOV 19 2003
DEPUTY REGISTRAR OF CORPORATIONS

| Name | Offices Held |
|---|---|
| There are no officers at the present time. | |

6.

| Date | Signature | Title |
|---|---|---|
| October 7, 2003 | Amy Carruthers | solicitor |

16397.66533.MJR.2377219.1

RULE 12g3-2(b)
Exemption #82-3191

04 FEB 10 AM 7:21

# QUARTERLY AND YEAR END REPORT

## BC FORM 51-901F
## (previously Form 61)

## (SEDAR FORMAT)

### *ISSUER DETAILS*

| NAME OF ISSUER | FOR QUARTER ENDED | DATE OF REPORT YY/MM/DD |
|---|---|---|
| KSAT SATELLITE NETWORKS INC. | 30 June 2003 | 2003/08/23 |

ISSUER'S ADDRESS

c/o Room 303 The Centre Mark, 287 – 299 Queen's Road Central, Sheung Wan

| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|---|---|
| Hong Kong | ----- | ----- | (8610) 65056732 | (8610) 65056733 |

| CONTACT NAME | CONTACT POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| PHOI KWOK ENG | Chief Financial Officer | (8610) 65056733 |

| CONTACT EMAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| kephoi@ksat.net | n/a |

### *CERTIFICATE*

Schedule A (Financial Statements) to this Quarterly and Year End Report is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion and Analysis) are attached hereto and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| (Signed) *"Vincent Ko"* | VINCENT KO | 2003-08-23 |
| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
| (Signed) *"Avi Shabtai"* | AVI SHABTAI | 2003-08-23 |

Schedule A

**KSAT Satellite Networks Inc.**
Consolidated Balance Sheets as at 30 June, 2003 and December 31, 2002
(Unaudited)

| | Note | 30 June 2003 US$ | 31 December 2002 US$ |
|---|---|---|---|
| **Assets** | | | |
| Cash and cash equivalents | | 516,821 | 429,436 |
| Accounts receivable | | - | 105,806 |
| Other receivable | | 1 | 1 |
| Prepaid expenses | | 62,480 | 99,600 |
| Inventory | 8 | 1 | 1 |
| Amount due from joint venture partners | | (22,776) | 1 |
| Capital assets | 3 | 95,285 | 100,479 |
| **Total assets** | | 651,812 | 735,324 |
| **Liabilities** | | | |
| Accounts payable and accruals | | 717,302 | 809,941 |
| Interest payable | 5 | 4,788,857 | 4,107,131 |
| Convertible shareholder debenture | 5 | 5,454,105 | 5,454,105 |
| Shareholder loans | 6 | 9,136,000 | 9,136,000 |
| **Total liabilities** | | 20,096,264 | 19,507,177 |
| **Shareholders' (deficit) equity** | | | |
| Share capital | 7 | 9,748,710 | 9,748,710 |
| Deficit | | (29,193,162) | (28,520,563) |
| **Total shareholders' (deficit) equity** | | (19,444,452) | (18,771,853) |
| **Total liabilities and shareholders' (deficit) equity** | | 651,812 | 735,324 |

Signed on behalf of the Board:

(Signed) *"Vincent Ko Woon Chun"* Vincent Ko Woon Chun, Director

(Signed) *"Avi Shabtai"* Avi Shabtai, Director

**KSAT Satellite Networks Inc.**

Consolidated Statement of Loss and Deficit

For the six month and three month periods ended 31 June 2003 and 2002

(Unaudited)

| | Note | Period from 1 January 2003 to 30 June 2003 US$ | Period from 1 January 2002 to 30 June 2002 US$ | Period from 1 April 2003 to 30 June 2003 US$ | Period from 1 April 2002 to 30 June 2002 US$ |
|---|---|---|---|---|---|
| **Sales** | | 14,477 | 89,751 | 2,673 | 41,194 |
| **Cost of Sales** | | (2,977) | (26,512) | (1,917) | (12,383) |
| **Gross Profit** | | 11,500 | 63,239 | 756 | 28,811 |
| **Expenses** | | | | | |
| Foreign exchange loss | | 6,050 | - | 352 | (2,780) |
| *General and administrative (schedule)* | | 275,185 | 1,003,564 | 184,093 | 532,324 |
| | | 281,235 | 1,003,564 | 184,445 | 529,544 |
| Operating loss before the following: | | (269,735) | (940,325) | (183,689) | (500,733) |
| Interest income | | 872 | 36,463 | 342 | 29,473 |
| Interest expense - long term | | (681,726) | (664,081) | (347,081) | (327,642) |
| Other income | | 277,990 | 14,126 | 271,964 | (4,959) |
| **(Loss) before income taxes** | | (672,599) | (1,553,817) | (258,464) | (803,861) |
| Provision for income taxes | | | | | |
| Income tax expense | | - | - | - | - |
| **(Loss) for the period** | | (672,599) | (1,553,817) | (258,464) | (803,861) |
| Deficit - Beginning of period | | (28,520,563) | (19,434,913) | (28,934,698) | (20,184,869) |
| **Deficit- End of period** | | (29,193,162) | (20,988,730) | (29,193,162) | (20,988,730) |
| Basic and diluted loss per share [note 7] | | (0.03) | (0.07) | (0.01) | (0.03) |
| Weighted Average number of shares | | 23,060,051 | 23,060,051 | 23,060,051 | 23,060,051 |

**KSAT Satellite Networks Inc.**
Consolidated Statement of Cash Flows
For the six month periods and three months ended 30 June 2003 and 2002
(Unaudited)

| | Period from 1 January 2003 to 30 June 2003 US$ | Period from 1 January 2002 to 30 June 2002 US$ | Period from 1 April 2003 to 30 June 2003 US$ | Period from 1 April 2002 to 30 June 2002 US$ |
|---|---|---|---|---|
| **Cash provided by (used in )** | | | | |
| **Operating activities** | | | | |
| (Loss) for the period | (672,599) | (1,553,817) | (258,464) | (803,861) |
| Items not affecting working capital | | | | |
| Depreciation and amortization | - | 207,169 | - | 103,516 |
| | (672,599) | (1,346,648) | (258,464) | (700,345) |
| Net change in working capital items | 732,013 | 774,305 | 314,749 | 122,549 |
| | 59,414 | (572,343) | 56,285 | (577,796) |
| **Financing activities** | | | | |
| Repayment of Shareholder Loan | - | (1,030,000) | - | (1,030,000) |
| Amounts due from joint venture partners | 22,777 | 16,352 | - | 18,164 |
| | 22,777 | (1,013,648) | - | (1,011,836) |
| **Investing activities** | | | | |
| Purchase of capital assets | - | (335) | - | - |
| Proceeds on the sale of capital assets | 5,194 | 6,701 | 3,595 | 6,113 |
| | 5,194 | 6,366 | 3,595 | 6,113 |
| **Change in cash and cash equivalents during the period** | 87,385 | (1,579,625) | 59,880 | (1,583,519) |
| **Cash and cash equivalents, beginning of period** | 429,436 | 2,473,067 | 456,941 | 2,476,961 |
| **Cash and cash equivalents, end of period** | 516,821 | 893,442 | 516,821 | 893,442 |

**KSAT Satellite Networks Inc.**

Consolidated Schedule of General and Administrative Expenses

For the six month and three months periods ended 30 June 2003 and 2002

(Unaudited)

| | 1 January 2003 to 30 June 2003 US$ | 1 January 2002 to 30 June 2002 US$ | 1 April 2003 to 30 June 2003 US$ | 1 April 2002 to 30 June 2002 US$ |
|---|---|---|---|---|
| Accommodation | 2,614 | 13,905 | - | 6,854 |
| Advertising | - | 3,960 | - | - |
| Audit | 24,957 | 47,697 | 17,241 | 28,884 |
| Communication | 9,493 | 17,192 | 4,227 | 7,968 |
| Consulting | 1,814 | 1,506 | 907 | 904 |
| Depreciation and Amortization | - | 207,169 | - | 103,516 |
| Entertainment | 298 | 8,255 | 82 | 2,135 |
| Transponder fee | 3,483 | 5,201 | 1,423 | 2,548 |
| Insurance | 647 | 1,364 | 647 | - |
| Management fees | 174,273 | 192,295 | 87,137 | 95,648 |
| Other office | 39,367 | 171,031 | 24,735 | 116,667 |
| Provision for doubtful debts | (57,671) | 24,551 | 2,540 | 12,276 |
| Rental | 11,894 | 68,054 | 3,110 | 33,515 |
| Salaries and other labour costs | 46,630 | 209,749 | 32,496 | 110,219 |
| Travel and transportation | 16,010 | 24,121 | 9,232 | 7,853 |
| Water and electricity | 1,376 | 7,514 | 316 | 3,337 |
| | 275,185 | 1,003,564 | 184,093 | 532,324 |

## 1. BASIS OF PRESENTATION AND NATURE OF OPERATIONS

KSAT Satellite Networks Inc. (the "Company") was focused on the sale of very small aperture terminal ("VSAT") satellite telecommunications equipment, related business services and manufacturing of certain VSAT products in the People's Republic of China ("PRC") through its subsidiary companies and joint venture companies. Since its inception, the Company has sustained significant losses and has not been able to achieve a profitable level of operation. Accordingly, at an Annual and Special Meeting held on June 20, 2003, the directors of the Company recommended and shareholders approved a special resolution authorizing and approving the voluntary liquidation and dissolution of the Company. Since the voluntary liquidation and dissolution of the Company was approved, the assets of the Company will now be liquidated in an orderly manner and the proceeds will be applied to reduce its liabilities. There will be insufficient liquidation proceeds to satisfy all of the Company's obligations.

As a result of the Company's decision to cease all operations, the unaudited interim consolidated financial statements of the Company as at and for the period ended June 30, 2003 have been accounted for on a liquidation basis which resulted in the unaudited interim consolidated balance sheet being presented on an unclassified basis and certain assets being written down to their estimated net realizable amounts based on management's best estimates. These estimates are subject to measurement uncertainty and changes to these estimates in the future may have a material impact to the Company's net loss and financial position.

The Company and two of its major shareholders and creditors, Global Space Investments Limited ("Global") and Gilat Satellite Networks Limited ("Gilat"), entered into a settlement agreement dated June 19, 2003 providing for the orderly distribution of the Corporation's assets following approval by shareholders to voluntarily liquidate the Company at the Annual and Special Meeting of the Company on June 20, 2003. Gilat will purchase from the Company certain inventory at fair market value (rather than its liquidation nominal value) and, upon discharging any other liabilities with a priority claim on the assets of the Company, the Company will distribute any remaining cash proceeds in its accounts to Global in satisfaction of the debenture previously issued to Global and discussed in Note 5. Management anticipates that there will not be sufficient proceeds to satisfy the amounts due to Global. Accordingly, as part of the settlement agreement, Global and Gilat have agreed to release and discharge all remaining indebtedness, liabilities and obligations owed by the Company to each of them.

## 2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated unaudited interim consolidated financial statements of the Company as at and for the period June 30, 2003 have been prepared on a liquidation basis consistent with the Company's annual consolidated financial statements for the year ended December 31, 2002 and in accordance with Canadian generally accepted accounting principles whereby assets have been written down to their estimated net realizable value based on an orderly liquidation value. Management believes that the unaudited interim consolidated financial statements have been prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

The accompanying unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at June 30, 2003 and for the six month and three months period presented.

These unaudited interim consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2002. The results of operations for the six-month period ended June 30, 2003 are not necessarily indicative of the results for the full year. All amounts herein are expressed in US dollars unless otherwise noted.

**Principles of consolidation**

These unaudited interim consolidated financial statements include the accounts of KSAT Satellite Networks Inc. and its wholly owned subsidiary companies and joint venture companies as follows:

| | Place of incorporation | Percentage of voting shares held by the Company 2003 | Percentage of voting shares held by the Company 2002 |
|---|---|---|---|
| **Subsidiary Companies** | | | |
| Xenexi Telecommunications Development Inc. | Yukon | **100%** | 100% |
| Gilat Satellite Networks (Shenzhen) Co., Ltd. | Shenzhen, PRC | **100%** | 100% |
| KSAT Telecommunications Limited | Hong Kong | **100%** | 100% |
| Gilat Satellite Networks (Bahamas I) Ltd. | Bahamas | **100%** | 100% |
| Gilat Satellite Networks (Bahamas II) Ltd. | Bahamas | **100%** | 100% |
| **Joint Venture Companies** | | | |
| Beijing Gaida Satellite Communication Network Co., Ltd. | Beijing, PRC | 80% | 80% |

The joint venture companies are accounted for by the proportionate consolidation method. Under this method, the Company's proportionate share of joint venture revenues, expenses, assets and liabilities are included in the accounts.

Beijing Gaida Satellite Communication Network Co., Ltd. ("SJV") is a cooperative joint venture with Beijing WRIC Electronic Technology Development Corporation, a Chinese entity under the control of the Ministry of Water Resources. SJV is involved in the construction of a nation-wide supervisory control and data acquisition ("SCADA") VSAT network for collecting water information such as rainfall and water levels. SJV provides communications devices relating to flood prevention and control to the Ministry of Water Resources and provides engineering and consulting services. On June 9, 2002, SJV sold its entire accounts receivable balance and sold its entire inventory to a third party. As a result of this transfer and sale, SJV no longer provides SCADA services and began to curtail its operations as of June 9, 2002. As at June 30, 2003, SJV is in the process of being wound up.

## Revenue recognition

Revenue from the sale of equipment and installation is recognized when the goods have been delivered and installed and title has passed to the customer.

Revenue from network operation and maintenance services is recognized after the services have been provided.

The Company earns commission on Gilat Satellite Networks Inc. products secured both by the Company and this shareholder of the Company.

Revenue from satellite network construction is recognized on the percentage of completion, based on the ratio of costs incurred to date over estimated total costs. Provision is made for all anticipated losses as soon as they are determined to be likely.

## Inventory

Inventory is stated at the lower of cost and net realizable value. Cost of work in progress and finished goods comprises the actual purchase cost of materials, direct labour and a proportion of all production overhead expenditures and is determined on the first-in, first-out basis. Net realizable value is determined on the basis of anticipated sales proceeds expected on the disposal of the inventory in a short time frame or at an auction, less estimated selling expenses. An impairment in the carrying value of the inventory is recorded in the statement of loss and deficit in the year that the impairment becomes evident. As at June 30, 2003, all inventory has been written down to its estimated net realizable value of $1.

## Capital assets

As at December 31, 2002, capital assets were recorded at estimated net realizable value and amortization of such assets have ceased.

In the prior period, capital assets are stated at the lower of cost less accumulated amortization. Capital assets are amortized at rates sufficient to write off their cost over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values. An impairment in the carrying value of these capital assets is recorded in the consolidated statement of loss and deficit in the year that the impairment becomes evident. The estimated useful lives of capital assets are as follows:

| | |
|---|---|
| Satellite networks | 7 years |
| Computers, fixtures and furniture | 5 years |
| Motor vehicles | 10 years |
| Testing instruments | 7 years |
| Leasehold improvements | the lesser of 5 years or the term of the lease |

The Company monitors the recoverability of capital assets, based upon estimates using factors such as future asset utilization, business climate and future undiscounted cash flows expected to result from the use of those assets or to be realized on sale. The Company's policy is to write-down assets to their net recoverable amount based on undiscounted cash flows in the period when it is likely that the carrying amount of the asset will not be recovered.

## Foreign currency translation

The Company follows the temporal method of accounting for the translation of foreign currency amounts into United States dollars. Under the temporal method, cash and other monetary assets and liabilities representing amounts owing to or by the Company have been translated at the rate of exchange prevailing at year end. Other assets and liabilities and revenues and expenses are translated at the rate prevailing when they were acquired or incurred.

Exchange gains and losses arising on the translation of monetary assets that mature beyond one year are deferred and amortized over the remaining life of the related asset. Exchange gains or losses resulting from the translation of all other accounts are included in the determination of income.

## Leases

Leases are classified as either capital leases or operating leases. Those leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. Capital lease obligations reflect the present value of future minimum lease payments, discounted at the appropriate interest rate.

All other leases are accounted for as operating leases wherein rental payments are charged to income as incurred.

## Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates their market value.

## Income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the enactment date. Future income tax assets are recorded in the financial statements if their realization is considered more likely than not.

## Loss per common share

Loss per common share is based on the weighted average number of common shares outstanding for the period, excluding escrowed common shares, which are considered to be contingently issuable common shares. The effect of potential issues of common shares under conversion agreements have not been disclosed as they are antidilutive.

## Warranty

The Company recognizes the estimated liability to repair or replace products still under warranty at the balance sheet date. This provision is calculated based on past history of the level of repairs and replacements.

## 3. CAPITAL ASSETS

| | Cost<br>$ | Accumulated depreciation<br>$ | Net book value<br>$ |
|---|---|---|---|
| **31/06/2003** | | | |
| Computers, fixtures and furniture | **1,102,623** | **1,038,988** | **63,635** |
| Motor vehicles | **92,731** | **61,081** | **31,650** |
| Testing instruments | **-** | **-** | **-** |
| | **1,195,354** | **1,100,069** | **95,285** |
| **31/12/2002** | | | |
| Satellite networks | - | - | - |
| Computers, fixtures and furniture | 1,176,638 | 1,157,468 | 19,170 |
| Motor vehicles | 92,731 | 61,081 | 31,650 |
| Testing instruments | 314,439 | 264,780 | 49,659 |
| | 1,583,808 | 1,483,329 | 100,479 |

## 4. INVESTMENT IN JOINT VENTURE

The Company's share of joint venture operations accounted for by the proportionate consolidation method is summarized as follows:

| | SJV<br>$ |
|---|---|
| **30/06/2003** | |
| Current assets | **111,238** |
| Current liabilities | **(125,816)** |
| | **(14,578)** |
| Capital assets | **19,170** |
| Net assets | **4,592** |

| | SJV<br>$ |
|---|---|
| **31/12/2002** | |
| Current assets | 238,918 |
| Current liabilities | (58,041) |
| | 180,977 |
| Capital assets | 19,170 |
| Net assets | 200,047 |

The Company's share of revenue and operating expenses for the three month ended June 30, 2003 and June 30, 2002, accounted for by the proportionate consolidation method is summarized as follows:

| | **SJV**<br>**1 Apr.2003**<br>**to 30 Jun 2003**<br>U$ | **SJV**<br>**1 Jan 2003**<br>**to 30 Jun 2003**<br>U$ |
|---|---|---|
| **30/06/2003** | | |
| Operating expenses | **3,164** | **(11,761)** |

| | **SJV**<br>**1 Apr.2002**<br>**to 30 Jun 2002**<br>U$ | **SJV**<br>**1 Jan 2002**<br>**to 30 Jun 2002**<br>U$ |
|---|---|---|
| **30/06/2002** | | |
| Operating expenses | 95,160 | 215,198 |

## 5. CONVERTIBLE SHAREHOLDER DEBENTURE

During the period ended December 31, 1998, a convertible debenture (the "Debenture") was issued to a significant shareholder of the Company bearing interest at 8% per annum, compounded every six months. The principal and interest was repayable on February 28, 2001. During the year ended December 31, 2001, the Debenture term was extended for a further two years based on existing terms and conditions. The principal of $5,454,105 and accrued interest were due on February 25, 2003.

On November 1, 2002, the Company received notice from the debenture holder indicating the Company was in default of the Debenture and also demanded the payments of the Shareholder Loans. Pursuant to the terms of the Debenture, the Company has 14 days to repay the amounts due by the Company to Global under the Debenture. If the Company did not repay the amounts due to Global by November 11, 2002, Global could, at its option, enforce its security under the terms of the convertible debenture and the principal sum, interest and all other monies secured under the convertible debenture may become immediately payable. The 14 day period provided for under Global's notice expired and the Company did not make any payments due to Global under the Debenture nor make payments to either Global or Gilat under the Shareholders' Loan Agreement. Accordingly, the Debenture and Shareholder Loans have been classified as a current liability in the accompanying consolidated balance sheet. As part of the settlement agreement discussed in Note 1, Global and Gilat have agreed to release and discharge all remaining indebtedness, liabilities and obligations owed by the Company to each of them upon completion of the transactions contemplated thereby.

Interest expense of $339,307 [six months ended June 30, 2002 - $313,708], was recorded on the Debenture for the six months ended June 30, 2003. Accrued interest on the Debenture, outstanding at June 30, 2003, amounting to $3,439,825 [December 31, 2002 - $3,100,518], is recorded as interest payable in the accompanying consolidated balance sheet.

The Debenture is convertible into common shares of the Company at any time, at the option of the debenture holder at a conversion price of $0.90 for each common share, subject to adjustment in the event of the following:

[a] The Company issues common shares as a stock dividend or other distribution, subordinates its outstanding common shares or consolidates its outstanding common shares;

[b] The Company issues rights, options or warrants to all or substantially all holders of common stock;

[c] The Company issues or distributes to all or substantially all holders of common stock of securities of the Company, any property or other assets if such distribution does not constitute a payment of a dividend in the ordinary course;

[d] There is a capital reorganization or a consolidation, amalgamation or merger into any other corporation.

The debenture holder is required to convert the Debenture into common shares in the event:

[a] The Company completes an offering of securities to the public resulting in net proceeds to the Company of at least $20 million; or

[b] MJV produces at least 100 units of interactive data broadcast VSAT products for a period of three consecutive calendar months, with a yield not less than 80%.

As a pledge of collateral for the payment of the Debenture, the Company mortgaged, charged, transferred and assigned to the debenture holder the following:

[a] A security interest in all the Company's present and after acquired personal property;

[b] All the rights, title and interest of the Company in and to all present and after acquired other property; and

[c] A floating charge providing the debenture holder all the rights, title and interest of the Company in and to all present and after acquired real property;

At the time of the issue of the Debenture, the proceeds received were allocated to the debt portion of this instrument based on the present value of discounted cash flows. Accordingly, no amount was attributed to the conversion feature as equity.

## 6. SHAREHOLDER LOANS

| | 30/06/2003<br>$ | 30/06/2002<br>$ |
|---|---|---|
| Shareholder loans | **9,270,000** | 9,270,000 |
| Less: Withholding taxes | **(134,000)** | - |
| Total shareholder loans | **9,136,000** | 9,270,000 |

On September 29, 2000, Global Space Investments Limited ("Global"), a shareholder of the Company provided an unsecured loan facility to the Company in the principal amount of $5,150,000, (the "Global Loan"). On September 29, 2000, Gilat Satellite Networks Inc. ("Gilat"), a shareholder of the Company provided an unsecured loan facility to the Company in the principal amount of $5,150,000, (the "Gilat Loan"). The Global Loan and the Gilat Loan are collectively referred to as the Loans.

The Loans, totaling $10,300,000, were fully advanced on October 18, 2000. Interest accrues at 6.72% compounded semi-annually.

Interest expense of $342,419 was recorded for the six months ended June 30, 2003 [six months ended June 30, 2002 – $350,373] on the Loans. Accrued interest on the Loans, outstanding at June 30, 2003, amounting to $1,349,032 [December 31, 2002 - $1,006,613], is recorded as interest payable in the accompanying consolidated balance sheet.

The Loans are each to be repaid simultaneously in five equal semi annual installments with the first installment payment to be made on April 17, 2002, and the second, third, fourth and fifth installments to be made October 17, 2002, April 17, 2003, October 17, 2003 and April 17, 2004 respectively by the Company to Global and

Gilat, together with any outstanding interest. The Company has the right for earlier repayment of the Loans, within one month from the date funds become available from any future equity or additional debt.

In May 2002 the Company made the first installment payment to Global amounting to $1,566,251, consisting of a principal amount of $1,030,000 and accrued interest of $536,251. Netted against the Shareholder Loans balance is $134,000 which represents withholding taxes on the above noted repayment. As part of the settlement agreement discussed in Note 1, Global and Gilat have agreed to release and discharge all remaining indebtedness, liabilities and obligations owed by the Company to each of them upon completion of the transactions contemplated thereby.

## 7. SHARE CAPITAL

As at June 30, 2003, the Company's authorized and outstanding share capital was as follows:

**Authorized:**
100,000,000 common shares without par value

**Outstanding:**

| | Number of common shares | Total $ |
|---|---|---|
| Balance, June 30, 2003 and December 31, 2002 | 28,560,051 | 9,748,710 |

As at June 30, 2003 and December 31, 2002, the Company had 5,500,000 shares held in escrow. The shares will be released from escrow when the Company has earned $0.244 per share of cumulative cash flow as defined under the rules and policies of the TSX Venture Exchange (formerly the Canadian Venture Exchange).

These escrow shares may be cancelled:

[a] when the Company undergoes a major reorganization if required as a condition of the consent to the reorganization;

[b] when the Company's shares have ceased to trade for a period of two consecutive years; and

[c] ten years from the date that these shares have been issued and approved by the securities exchange which will be on February 28, 2008.

## Loss per share

A reconciliation of the denominators and numerators for the computation of both the basic and diluted loss per share are as follows:

| | **Period from 1/04/2003 to 30/06/2003 $** | Period from 1/04/2002 to 30/06/2002 $ |
|---|---|---|
| **Numerator** | | |
| Loss for the year | **(258,464)** | (803,861) |
| **Denominator** | | |
| Weighted average number of shares outstanding | **28,560,051** | 28,560,051 |
| Less: contingently issuable shares | **5,500,000** | 5,500,000 |
| | **23,060,051** | 23,060,051 |
| Basic and diluted loss per share | **(0.01)** | (0.03) |

| | **Period from 1/01/2003 to 30/06/2003 $** | Period from 1/01/2002 to 30/06/2002 $ |
|---|---|---|
| **Numerator** | | |
| Loss for the year | **(672,599)** | (1,553,817) |
| **Denominator** | | |
| Weighted average number of shares outstanding | **28,560,051** | 28,560,051 |
| Less: contingently issuable shares | **5,500,000** | 5,500,000 |
| | **23,060,051** | 23,060,051 |
| Basic and diluted loss per share | **(0.03)** | (0.07) |

## 8. INVENTORY

| | **30/06/2003 $** | **31/12/2002 $** |
|---|---|---|
| Finished goods | **1** | 1 |
| | **1** | 1 |

As a result of the decision to wind down and cease operations, the Company recorded a write down to the inventory balance, of $1,556,617 for the year ended December 31, 2002.

# QUARTERLY AND YEAR END REPORT

## BC FORM 51-901F
## (previously Form 61)

## (SEDAR FORMAT)

### *ISSUER DETAILS*

| NAME OF ISSUER | FOR QUARTER ENDED | DATE OF REPORT YY/MM/DD |
|---|---|---|
| KSAT SATELLITE NETWORKS INC. | 30 June 2003 | 2003/08/23 |

ISSUER'S ADDRESS

c/o Room 303 The Centre Mark, 287 – 299 Queen's Road Central, Sheung Wan

| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|---|---|
| Hong Kong | ----- | ----- | (8610) 65056732 | (8610) 65056733 |

| CONTACT NAME | CONTACT POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| PHOI KWOK ENG | Chief Financial Officer | (8610) 65056733 |

| CONTACT EMAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| kephoi@ksat.net | n/a |

### *CERTIFICATE*

Schedule A (Financial Statements) to this Quarterly and Year End Report is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion and Analysis) are attached hereto and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| (Signed) *"Vincent Ko"* | VINCENT KO | 2003-08-23 |
| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
| (Signed) *"Avi Shabtai"* | AVI SHABTAI | 2003-08-23 |

**KSAT SATELLITE NETWORKS INC.**

**SCHEDULE B**

**SUPPLEMENTARY INFORMATION**

1. For the period ended 30 June 2003, the aggregate amount of related party transactions between the Corporation and parties at arm's length to the Corporation was US$51,000 [six months ended June 30, 2003 - $51,000]. This amount relates to management fees invoiced by a Corporation related to a shareholder of the Corporation.

   During the period ended 30 June 2003, the Corporation did not earn any commission income, handling fees or professional services fees from a Corporation controlled by a shareholder compared with the period ended 30 June 2002 of $45,811.

   During the period ended 30 June 2003, the Corporation did not purchase equipment from a shareholder of the Corporation or a subsidiary of a shareholder of the Corporation.

2. During the period ended 30 June 2003,

   (a) the Corporation did not issue any securities;

   (b) the Corporation granted no options.

3. As at 30 June 2003,

   (a) the authorized capital of the Corporation was 100,000,000 common shares without par or nominal value of which 28,560,051 common shares were issued and outstanding.

   (b) The Convertible Shareholder Debenture was the only outstanding convertible security of the Corporation. The Convertible Shareholder Debenture matured on 25 February 2001 and was extended on the same terms for another two years. The principal amount outstanding on the Convertible Shareholder Debenture as at 30 June 2003 was US$5,454,105. This amount was convertible into common shares at a price of US$0.90 per common share expiring two years from 25 February 2001. Upon its maturity on 25 February 2003, the Convertible Shareholder Debenture was not extended nor repaid.

   The Company and two of its major shareholders and creditors, Global Space Investments Limited ("Global") and Gilat Satellite Networks Limited ("Gilat"), entered into a settlement agreement dated June 19, 2003 providing for the orderly distribution of the Corporation's assets following approval by shareholders to voluntarily liquidate the Company at the Annual and Special Meeting of the Company on June 20, 2003. Gilat will purchase from the Company certain inventory at fair market value and, upon discharging any other liabilities with a priority claim on the assets of the Company, the Company will distribute any remaining cash proceeds in its accounts to Global in satisfaction of the Debenture. Management anticipates that there will not be sufficient proceeds to satisfy the amounts due to Global. Accordingly, as part of the settlement agreement, Global and Gilat have agreed to release and discharge all remaining indebtedness, liabilities and obligations owed by the Company to each of them.

   (c) the total number of performance shares in escrow was 5,500,000.

   (d) the Directors of the Corporation were:

      (i) Vincent Ko Woon Chun
      (ii) Steven Shao Hong Wan
      (iii) Avi Shabtai

(iv) Raymond Quek (resigned April 15, 2003)
(v) Wong Heang Tuck (resigned April 15, 2003)
(vi) Yoel Gat (resigned April 15, 2003)

(e) the Officers of the Corporation were:

(i) Avi Shabtai – Chief Executive Officer

(ii) Phoi Kwok Eng – Chief Financial Officer

## KSAT SATELLITE NETWORKS INC.

## SCHEDULE C

## MANAGEMENT DISCUSSION

### PRINCIPAL ACTIVITIES

KSAT Satellite Networks Inc. (the "Company") was focused on the sale of very small aperture terminal ("VSAT") satellite telecommunications equipment, related business services and manufacturing of certain VSAT products in the People's Republic of China ("PRC") through its subsidiary companies and joint venture companies.

### FINANCIAL REVIEW

Group level revenue for the six months ended June 30, 2003 was $14,477 compared with $89,751 for the period ended June 30, 2002.

The Corporation ended the period with a shareholders' deficiency of $19,444,452 as at June 30, 2003.

Operating overhead during the period ended June 30, 2003 was $275,185 compared with the period ended June 30, 2002 when it was $1,003,564.

Cost cutting exercises in Gilat Satellite Networks (Shenzhen) Co., Ltd. and the wind down of Beijing Gaida Satellite Communication Network Co., Ltd. for the period ended 30 June 2003 enabled the Corporation to improve on its costs management during the period under review.

### 2003 ANNUAL AND SPECIAL MEETING

The 2003 Annual and Special Meeting of the Corporation was held in Beijing, People's Republic of China on 20 June 2003. At the meeting the shareholders authorized and approved by special resolution the voluntary liquidation and dissolution of the Corporation. See the following headings.

### VOLUNTARY LIQUIDATION OF CORPORATION

The viability of the business in the context of the Chinese market place was challenged both by the easy availability and affordability of mobile phones as well as the introduction of the PHS option.

Current group cash available as at June 30, 2003 was $516,821. As the Corporation was unable to meet its loan commitments, did not have adequate financial resources to continue to be in operation in the foreseeable future and in the light of the market environment, the Board of Directors obtained shareholders approval at the Annual and Special Meeting on June 20, 2003, to voluntarily liquidate and dissolve the Corporation. See heading "Statement of Liquidity and Solvency".

## STATEMENT OF LIQUIDITY AND SOLVENCY

At 30 June 2003, the Corporation had a working capital deficit of approximately $19,444,452 compared to $18,771,853 as at 31 December 2002.

For the period ended 30 June 2003, net cash increased by $87,385 from December 31, 2002, when it was $429,436.

During the period ended December 31, 1998, a convertible debenture (the "Debenture") amounting to $7,500,000 was issued to Global Space Investments Limited ("Global"), a significant shareholder of the Corporation. The Debenture bears interest at 8% per annum, compounded every six months. The principal and interest was repayable on February 28, 2001. During the year ended December 31, 2000, a portion of the Debenture amounting to $2,045,895 was converted into 2,273,217 common shares. During the year ended December 31, 2001, the Debenture term was extended for a further two years based on existing terms and conditions. The principal of $5,454,105 and accrued interest were repayable on February 25, 2003. The Corporation has not made any payments to Global.

Pursuant to an agreement dated September 29, 2000 (the "Shareholders' Loan Agreement"), the Corporation obtained a further $10,300,000 from Global and Gilat Satellite Networks Ltd. ("Gilat"). On May 23, 2002 the Corporation reached an agreement with Gilat to delay making any cash payment on the first instalment due from the Corporation to Gilat under the Shareholders' Loan Agreement. The Corporation paid the first instalment due to Global at that time, which amounted to US$1,566,251, including accrued interest. The second repayment instalments of the shareholder loans were due on October 17, 2002. The Corporation has not repaid the amounts due under the Shareholders' Loan Agreement and attempted to renegotiate payment of amounts due with each of Global and Gilat without success.

As previously disclosed in a press release dated November 1, 2002, the Corporation received notice from Global of Global's position that the Corporation was in default of the Debenture and demanded the payment that was due under the shareholder loans. Global's notice was given pursuant to the terms of Debenture between the Corporation and Global. It provided the Corporation with 14 days to repay amounts due by the Corporation to Global under the Shareholders' Loan Agreement. If the Corporation did not repay the amounts due by it to Global by November 11, 2002, Global could, at its option, enforce its security under the terms of the Debenture and the principal sum, interest and all other monies secured under the Debenture would become immediately payable. The 14 day period provided for under Global's notice expired and the Corporation did not make any payments due by the Corporation to either Global or Gilat under the Shareholders' Loan Agreement.

The Corporation has attempted to negotiate with each of Global and Gilat in order to secure deferment of the amounts due under the Shareholders' Loan Agreement. They have been unable to reach an agreement with respect to deferring the amounts due and the Corporation has been unable to secure any further financing.

Therefore, despite the best efforts of management of the Corporation, the Corporation was left with depleted resources which, in the opinion of management of the Corporation, would have been insufficient to continue operations. Management of the Corporation therefore recommended winding up the business and affairs of the Corporation in an organized fashion and sought and obtained approval from the shareholders to complete the voluntary liquidation and dissolution of the Corporation at the Annual and Special Meeting held on June 20, 2003.

The Corporation, Global and Gilat entered into a Settlement Agreement dated June 19, 2003 providing for the orderly distribution of the Corporation's assets. As part of the Settlement Agreement, Gilat will purchase from the Corporation certain inventory at fair market value and, upon discharging any other liabilities, the Corporation will distribute any proceeds it receives from the disposition of assets and any cash that remains in its accounts to Global. Any amounts the Corporation distributes to Global will not be sufficient to satisfy all amounts due by the Corporation to Global under the Shareholders' Loan Agreement and the Debenture. Furthermore, the Corporation will not be able to satisfy all amounts due by the Corporation to Gilat under the Shareholders' Loan Agreement. Accordingly, as part of the Settlement Agreement, Global and Gilat have agreed to release and discharge all of the indebtedness, liabilities and obligations owed by KSAT to each of them.

Management anticipates that after the liquidation of the Corporation and discharge of the Corporation's liabilities, shareholders are unlikely to receive any value.

CIBC Mellon

September 2, 2003

**To the Following Securities Commission(s):**

B.C. Securities Commission
Alberta Securities Commission

**To the Following Stock Exchange(s):**

TSX Venture Exchange

Dear Sirs:

**RE: KSAT SATELLITE NETWORKS INC.**

The material as listed below was sent by prepaid mail to all Supplemental Mail Respondents of the above-mentioned Company on the 2nd day of September, 2003.

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

A) Quarterly and Year End Report BC Form 51-901 F for the Quarter Ended June 30, 2003

Yours truly,

**CIBC MELLON TRUST COMPANY**

*"Gilda Brombal"*
Account Officer
Client Services

/gb

CIBC Mellon Trust Company
The Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1
Tel: (604) 688-4330 Fax: (604) 688-4301 E-Mail inquiries@cibcmellon.com Website: www.cibcmellon.com
Mailing Address: PO Box 1900, Vancouver, British Columbia V6C 3K9

RULE 12g3-2(b)
Exemption #82-3191

04 FEB 10 AM 7:21

# QUARTERLY AND YEAR END REPORT

## BC FORM 51-901F
## (previously Form 61)

## (SEDAR FORMAT)

## *ISSUER DETAILS*

| NAME OF ISSUER | FOR QUARTER ENDED | DATE OF REPORT YY/MM/DD |
|---|---|---|
| KSAT SATELLITE NETWORKS INC. | 30 September 2003 | 2003/11/28 |

ISSUER'S ADDRESS

C/o Suite 707C-709B, China World Tower 2, No. 1 Jian Guo Men Wai Avenue

| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|---|---|
| Beijing, China | ----- | 100004 | 8610-6505 6732 | 8610-6505 6733 |

| CONTACT NAME | CONTACT POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| PHOI KWOK ENG | Director | 8610-6505 6733 |

| CONTACT EMAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| | n/a |

## *CERTIFICATE*

Schedule A (Financial Statements) to this Quarterly and Year End Report is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion and Analysis) are attached hereto and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| (signed) *"Vincent Ko"* | VINCENT KO | 2003-11-28 |
| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
| (signed) *"Avi Shabtai"* | AVI SHABTAI | 2003-11-28 |

Schedule A

**KSAT Satellite Networks Inc.**

Consolidated Balance Sheets as at 30 September, 2003 and December 31, 2002
(Unaudited)

| | | | |
|---|---|---|---|
| **Assets** | | | |
| Cash and cash equivalents | | 208,635 | 429,436 |
| Accounts receivable | | - | 105,806 |
| Other receivable | | 1 | 1 |
| Prepaid expenses | | - | 99,600 |
| Inventory | 8 | 1 | 1 |
| Amount due from joint venture partners | | (19,776) | 1 |
| Capital assets | 3 | 1 | 100,479 |
| **Total assets** | | 188,862 | 735,324 |
| **Liabilities** | | | |
| Accounts payable | | 50 | 809,941 |
| Other payables and accruals | | 631,264 | - |
| Interest payable | 5 | 5,143,611 | 4,107,131 |
| Convertible shareholder debenture | 5 | 5,454,105 | 5,454,105 |
| Shareholder loans | 6 | 9,136,000 | 9,136,000 |
| **Total liabilities** | | 20,365,030 | 19,507,177 |
| **Shareholders' (deficit) equity** | | | |
| Share capital | 7 | 9,748,710 | 9,748,710 |
| Deficit | | (29,924,878) | (28,520,563) |
| **Total shareholders' (deficit) equity** | | (20,176,168) | (18,771,853) |
| **Total liabilities and shareholders' (deficit) equity** | | 188,862 | 735,324 |

Signed on behalf of the Board:

(signed) Vincent Ko Woon Chun — Vincent Ko Woon Chun, Director

(signed) Avi Shabtai — Avi Shabtai, Director

**KSAT Satellite Networks Inc.**
Consolidated Statement of Loss and Deficit
For the nine month periods ended 30 September 2003 and 2002
(Unaudited)

| | Note | Period from 1 January 2003 to 30 Sep. 2003 US$ | Period from 1 January 2002 to 30 Sep. 2002 US$ | Period from 1 July 2003 to 30 Sep. 2003 US$ | Period from 1 July 2002 to 30 Sep. 2002 US$ |
|---|---|---|---|---|---|
| **Sales** | | 17,036 | 135,072 | 2,559 | 45,321 |
| **Cost of Sales** | | (3,075) | (79,298) | (98) | (52,786) |
| **Gross Profit** | | 13,961 | 55,774 | 2,461 | (7,465) |
| **Expenses** | | | | | |
| Foreign exchange loss | | 10,107 | - | 4,057 | - |
| General and administrative (schedule) | | 583,571 | 1,343,909 | 308,386 | 340,345 |
| | | 593,678 | 1,343,909 | 312,443 | 340,345 |
| Operating loss before the following: | | (579,717) | (1,288,135) | (309,982) | (347,810) |
| Interest income | | 1,407 | 36,654 | 535 | 191 |
| Interest expense - long term | | (1,036,480) | (994,109) | (354,754) | (330,028) |
| Other income | | 210,475 | 4,164 | (67,515) | (9,962) |
| **(Loss) before income taxes** | | (1,404,315) | (2,241,426) | (731,716) | (687,609) |
| Provision for income taxes | | | | | |
| Income tax expense | | - | - | - | - |
| **(Loss) for the period** | | (1,404,315) | (2,241,426) | (731,716) | (687,609) |
| Deficit - Beginning of period | | (28,520,563) | (19,434,913) | (29,193,162) | (20,988,730) |
| **Deficit- End of period** | | (29,924,878) | (21,676,339) | (29,924,878) | (21,676,339) |
| Basic and diluted loss per share [note 8] | | (0.06) | (0.10) | (0.03) | (0.03) |
| Weighted Average number of shares | | 23,060,051 | 23,060,051 | 23,060,051 | 23,060,051 |

**KSAT Satellite Networks Inc.**
Consolidated Statement of Cash Flows
For the nine month periods ended 30 September 2003 and 2002
(Unaudited)

| | Period from 1 January 2003 to 30 Sep. 2003 US$ | Period from 1 January 2002 to 30 Sep. 2002 US$ | Period from 1 July 2003 to 30 Sep. 2003 US$ | Period from 1 July 2002 to 30 Sep. 2002 US$ |
|---|---|---|---|---|
| **Cash provided by (used in )** | | | | |
| **Operating activities** | | | | |
| (Loss) for the period | (1,404,315) | (2,241,426) | (731,716) | (687,609) |
| Items not affecting working capital | | | | |
| Gain/(loss) on the disposal of capital assets | 210,900 | - | (69,294) | - |
| Depreciation and amortization | - | 307,910 | - | 100,741 |
| | (1,193,415) | (1,933,516) | (801,010) | (586,868) |
| Net change in working capital items | 641,790 | 1,096,846 | 469,834 | 322,540 |
| | (551,625) | (836,670) | (331,176) | (264,328) |
| **Financing activities** | | | | |
| Repayment of Shareholder Loan | - | (1,030,000) | - | - |
| Amounts due from joint venture partners | 19,777 | 22,314 | (3,000) | 5,962 |
| | 19,777 | (1,007,686) | (3,000) | 5,962 |
| **Investing activities** | | | | |
| Purchase of capital assets | - | (336) | - | - |
| Proceeds on the sale of capital assets | 311,047 | 26,506 | 25,990 | 19,805 |
| | 311,047 | 26,170 | 25,990 | 19,805 |
| **Change in cash and cash equivalents during the period** | (220,801) | (1,818,186) | (308,186) | (238,561) |
| **Cash and cash equivalents, beginning of period** | 429,436 | 2,473,067 | 516,821 | 893,442 |
| **Cash and cash equivalents, *end of period*** | 208,635 | 654,881 | 208,635 | 654,881 |

**KSAT Satellite Networks Inc.**
Consolidated Schedule of General and Administrative Expenses
For the nine month periods ended 30 September 2003 and 2002
(Unaudited)

| | 1 January 2003 to 30 Sep. 2003 US$ | 1 January 2002 to 30 Sep. 2002 US$ | 1 July 2003 to 30 Sep. 2003 US$ | 1 July 2002 to 30 Sep. 2002 US$ |
|---|---|---|---|---|
| Accommodation | 2,614 | 20,687 | - | 6,782 |
| Advertising | - | 3,960 | - | - |
| Audit | 37,584 | 56,697 | 12,627 | 9,000 |
| Communication | 13,126 | 26,901 | 3,633 | 9,709 |
| Consulting | 3,929 | 2,410 | 2,115 | 904 |
| Depreciation and Amortization | - | 307,910 | - | 100,741 |
| Entertainment | 414 | 9,719 | 116 | 1,464 |
| Transponder fee | 4,655 | 6,833 | 1,172 | 1,632 |
| Insurance | 647 | 2,303 | - | 939 |
| Management fees | 240,043 | 286,583 | 65,770 | 94,288 |
| Other office | 250,264 | 199,906 | 210,897 | 28,875 |
| Provision for doubtful debts | (80,977) | 37,549 | (23,306) | 12,998 |
| Rental | 13,974 | 68,617 | 2,080 | 563 |
| Salaries and other labour costs | 73,421 | 260,814 | 26,791 | 51,065 |
| Travel and transportation | 22,289 | 43,046 | 6,279 | 18,925 |
| Water and electricity | 1,588 | 9,974 | 212 | 2,460 |
| | 583,571 | 1,343,909 | 308,386 | 340,345 |

## 1. BASIS OF PRESENTATION AND NATURE OF OPERATIONS

KSAT Satellite Networks Inc. (the "Company") was focused on the sale of very small aperture terminal ("VSAT") satellite telecommunications equipment, related business services and manufacturing of certain VSAT products in the People's Republic of China ("PRC") through its subsidiary companies and joint venture companies. Since its inception, the Company has sustained significant losses and has not been able to achieve a profitable level of operation. Accordingly, at an Annual and Special Meeting held on June 20, 2003, the directors of the Company recommended and shareholders approved a special resolution authorizing and approving the voluntary liquidation and dissolution of the Company. Since the voluntary liquidation and dissolution of the Company was approved, the Company is now in the process of liquidating its assets in an orderly manner and the proceeds will be applied to reduce its liabilities. There will be insufficient liquidation proceeds to satisfy all of the Company's obligations.

As a result of the Company's decision to cease all operations, the unaudited interim consolidated financial statements of the Company as at and for the period ended September 30, 2003 have been accounted for on a liquidation basis which resulted in the unaudited interim consolidated balance sheet being presented on an unclassified basis and certain assets being written down to their estimated net realizable amounts based on management's best estimates. These estimates are subject to measurement uncertainty and changes to these estimates in the future may have a material impact to the Company's net loss and financial position.

The Company and two of its major shareholders and creditors, Global Space Investments Limited ("Global") and Gilat Satellite Networks Limited ("Gilat"), entered into a settlement agreement dated June 19, 2003 providing for the orderly distribution of the Corporation's assets following approval by shareholders to voluntarily liquidate the Company at the Annual and Special Meeting of the Company on June 20, 2003. Pursuant to the settlement agreement, Gilat has purchased from the Company certain inventory and capital assets at fair market value (rather than its liquidation nominal value) and, upon discharging any other liabilities with a priority claim on the assets of the Company, the Company will distribute any remaining cash proceeds in its accounts to Global in satisfaction of the debenture previously issued to Global and discussed in Note 5. Management anticipates that there will not be sufficient proceeds to satisfy the amounts due to Global. Accordingly, as part of the settlement agreement, Global and Gilat have agreed to release and discharge all remaining indebtedness, liabilities and obligations owed by the Company to each of them.

## 2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated unaudited interim consolidated financial statements of the Company as at and for the period September 30, 2003 have been prepared on a liquidation basis consistent with the Company's annual consolidated financial statements for the year ended December 31, 2002 and in accordance with Canadian generally accepted accounting principles whereby assets have been written down to their estimated net realizable value based on an orderly liquidation value. Management believes that the unaudired interim consolidated financial statements have been prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

The accompanying unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at September 30, 2003 and for the nine month period presented.

These unaudited interim consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2002. The results of operations for the nine-month period ended September 30, 2003 are not necessarily indicative of the results for the full year. All amounts herein are expressed in US dollars unless otherwise noted.

## 2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

**Principles of consolidation**

These unaudited interim consolidated financial statements include the accounts of KSAT Satellite Networks Inc. and its wholly owned subsidiary companies and joint venture companies as follows:

| | Place of incorporation | Percentage of voting shares held by the Company 2003 | Percentage of voting shares held by the Company 2002 |
|---|---|---|---|
| **Subsidiary Companies** | | | |
| Xenexi Telecommunications Development Inc. | Yukon | **100%** | 100% |
| Gilat Satellite Networks (Shenzhen) Co., Ltd. | Shenzhen, PRC | **100%** | 100% |
| KSAT Telecommunications Limited | Hong Kong | **100%** | 100% |
| Gilat Satellite Networks (Bahamas I) Ltd. | Bahamas | **100%** | 100% |
| Gilat Satellite Networks (Bahamas II) Ltd. | Bahamas | **100%** | 100% |
| **Joint Venture Companies** | | | |
| Beijing Gaida Satellite Communication Network Co., Ltd. | Beijing, PRC | 80% | 80% |

The joint venture companies are accounted for by the proportionate consolidation method. Under this method, the Company's proportionate share of joint venture revenues, expenses, assets and liabilities are included in the accounts.

Beijing Gaida Satellite Communication Network Co., Ltd. ("SJV") is a cooperative joint venture with Beijing WRIC Electronic Technology Development Corporation, a Chinese entity under the control of the Ministry of Water Resources. SJV is involved in the construction of a nation-wide supervisory control and data acquisition ("SCADA") VSAT network for collecting water information such as rainfall and water levels. SJV provides communications devices relating to flood prevention and control to the Ministry of Water Resources and provides engineering and consulting services. On June 9, 2002, SJV sold its entire accounts receivable balance and sold its entire inventory to a third party. As a result of this transfer and sale, SJV no longer provides SCADA services and began to curtail its operations as of June 9, 2002. As at September 30, 2003, SJV is in the process of being wound up.

Shenzhen Early Bird Communications Engineering Co., Ltd. ("EJV") was a 59.95% joint venture with Shenzhen VSAT Satellite Communications Co. Ltd., a Chinese entity originally formed by the Shenzhen municipality and Shenzhen Post and Telecommunications Bureau. In fiscal 2001, the liquidation of EJV was substantially complete and all the assets of EJV had been sold or disposed of. A consolidated loss of $1,701,934 was recorded, during fiscal 2001, on the liquidation of EJV representing amounts advanced to the joint venture on behalf of other venture partners that were not recovered. The liquidation process was finalized in fiscal 2002 and no further costs were incurred during the period ended September, 2003.

### Revenue recognition

Revenue from the sale of equipment and installation is recognized when the goods have been delivered and installed and title has passed to the customer.

Revenue from network operation and maintenance services is recognized after the services have been provided.

The Company earns commission on Gilat Satellite Networks Ltd products secured both by the Company and this shareholder of the Company.

Revenue from satellite network construction is recognized on the percentage of completion, based on the ratio of costs incurred to date over estimated total costs. Provision is made for all anticipated losses as soon as they are determined to be likely.

## 2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

### Inventory

Inventory is stated at the lower of cost and net realizable value. Cost of work in progress and finished goods comprises the actual purchase cost of materials, direct labour and a proportion of all production overhead expenditures and is determined on the first-in, first-out basis. Net realizable value is determined on the basis of anticipated sales proceeds expected on the disposal of the inventory in a short time frame or at an auction, less estimated selling expenses. An impairment in the carrying value of the inventory is recorded in the statement of loss and deficit in the year that the impairment becomes evident. As at September 30, 2003, all inventory has been written down to its estimated net realizable value of $1.

### Capital assets

As at September 30, 2003, capital assets were recorded at estimated net realizable value and amortization of such assets have ceased.

In the prior period, capital assets are stated at the lower of cost less accumulated amortization. Capital assets are amortized at rates sufficient to write off their cost over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values. An impairment in the carrying value of these capital assets is recorded in the consolidated statement of loss and deficit in the year that the impairment becomes evident. The estimated useful lives of capital assets are as follows:

| | |
|---|---|
| Satellite networks | 7 years |
| Computers, fixtures and furniture | 5 years |
| Motor vehicles | 10 years |
| Testing instruments | 7 years |
| Leasehold improvements | the lesser of 5 years or the term of the lease |

The Company monitors the recoverability of capital assets, based upon estimates using factors such as future asset utilization, business climate and future undiscounted cash flows expected to result from the use of those assets or to be realized on sale. The Company's policy is to write-down assets to their net recoverable amount based on undiscounted cash flows in the period when it is likely that the carrying amount of the asset will not be recovered.

### Foreign currency translation

The Company follows the temporal method of accounting for the translation of foreign currency amounts into United States dollars. Under the temporal method, cash and other monetary assets and liabilities representing amounts owing to or by the Company have been translated at the rate of exchange prevailing at year end. Other assets and liabilities and revenues and expenses are translated at the rate prevailing when they were acquired or incurred.

Exchange gains and losses arising on the translation of monetary assets that mature beyond one year are deferred and amortized over the remaining life of the related asset. Exchange gains or losses resulting from the translation of all other accounts are included in the determination of income.

### Leases

Leases are classified as either capital leases or operating leases. Those leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. Capital lease obligations reflect the present value of future minimum lease payments, discounted at the appropriate interest rate.

All other leases are accounted for as operating leases wherein rental payments are charged to income as incurred.

## 2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

### Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates their market value.

### Income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the enactment date. Future income tax assets are recorded in the financial statements if their realization is considered more likely than not.

### Loss per common share

Loss per common share is based on the weighted average number of common shares outstanding for the period, excluding escrowed common shares, which are considered to be contingently issuable common shares. The effect of potential issues of common shares under conversion agreements have not been disclosed as they are antidilutive.

### Warranty

The Company recognizes the estimated liability to repair or replace products still under warranty at the balance sheet date. This provision is calculated based on past history of the level of repairs and replacements.

## 3. CAPITAL ASSETS

| | Cost<br>$ | Accumulated depreciation<br>$ | Net book value<br>$ |
|---|---|---|---|
| **30/09/2003** | | | |
| Computers, fixtures and furniture | - | - | - |
| Motor vehicles | - | - | - |
| Testing instruments | - | - | - |
| | - | - | - |
| **31/12/2002** | | | |
| Satellite networks | - | - | - |
| Computers, fixtures and furniture | 1,176,638 | 1,157,468 | 19,170 |
| Motor vehicles | 92,731 | 61,081 | 31,650 |
| Testing instruments | 314,439 | 264,780 | 49,659 |
| | 1,583,808 | 1,483,329 | 100,479 |

## 4. INVESTMENT IN JOINT VENTURE

The Company's share of joint venture operations accounted for by the proportionate consolidation method is summarized as follows:

| | SJV<br>$ |
|---|---|
| **30/09/2003** | |
| Current assets | **139,633** |
| Current liabilities | **(180,606)** |
| | **(40,973)** |
| Capital assets | **—** |
| Net assets | **(40,973)** |

| | SJV<br>$ |
|---|---|
| **31/12/2002** | |
| Current assets | 238,918 |
| Current liabilities | (58,041) |
| | 180,977 |
| Capital assets | 19,170 |
| Net assets | 200,047 |

The Company's share of revenue and operating expenses for the nine month ended September 30, 2003 and September 30, 2002, accounted for by the proportionate consolidation method is summarized as follows:

| | SJV<br>$ |
|---|---|
| **30/09/2003** | |
| Operating expenses | **109,764** |

| | SJV<br>$ |
|---|---|
| **31/09/2002** | |
| Revenue | — |
| Operating expenses | **313,124** |

## 5. CONVERTIBLE SHAREHOLDER DEBENTURE

During the period ended December 31, 1998, a convertible debenture (the "Debenture") was issued to a significant shareholder of the Company bearing interest at 8% per annum, compounded every six months. The principal and interest was repayable on February 28, 2001. During the year ended December 31, 2001, the Debenture term was extended for a further two years based on existing terms and conditions. The principal of $5,454,105 and accrued interest were due on February 25, 2003.

On November 1, 2002, the Company received notice from the debenture holder indicating the Company was in default of the Debenture and also demanded the payments of the Shareholder Loans. Pursuant to the terms of the Debenture, the Company has 14 days to repay the amounts due by the Company to Global under the Debenture. If the Company did not repay the amounts due to Global by November 11, 2002, Global could, at its option, enforce its security under the terms of the convertible debenture and the principal sum, interest and all other monies secured under the convertible debenture may become immediately payable. The 14 day period provided for under Global's notice expired and the Company did not make any payments due to Global under the Debenture nor make payments to either Global or Gilat under the Shareholders' Loan Agreement. Accordingly, the Debenture and Shareholder Loans have been classified as a current liability in the accompanying consolidated balance sheet.

## 5. CONVERTIBLE SHAREHOLDER DEBENTURE (cont'd)

Interest expense of $516,612 [nine months ended September 30, 2002 - $477,637], was recorded on the Debenture for the nine months ended of September 30, 2003. Accrued interest on the Debenture, outstanding at September 30, 2003, amounting to $3,617,130 [December 31, 2002 - $3,100,518], is recorded as interest payable in the accompanying consolidated balance sheet.

The Debenture is convertible into common shares of the Company at any time, at the option of the debenture holder at a conversion price of $0.90 for each common share, subject to adjustment in the event of the following:

[a] The Company issues common shares as a stock dividend or other distribution, subordinates its outstanding common shares or consolidates its outstanding common shares;

[b] The Company issues rights, options or warrants to all or substantially all holders of common stock;

[c] The Company issues or distributes to all or substantially all holders of common stock of securities of the Company, any property or other assets if such distribution does not constitute a payment of a dividend in the ordinary course;

[d] There is a capital reorganization or a consolidation, amalgamation or merger into any other corporation.

The debenture holder is required to convert the Debenture into common shares in the event:

[a] The Company completes an offering of securities to the public resulting in net proceeds to the Company of at least $20 million; or

[b] MJV produces at least 100 units of interactive data broadcast VSAT products for a period of three consecutive calendar months, with a yield not less than 80%.

As a pledge of collateral for the payment of the Debenture, the Company mortgaged, charged, transferred and assigned to the debenture holder the following:

[a] A security interest in all the Company's present and after acquired personal property;

[b] All the rights, title and interest of the Company in and to all present and after acquired other property; and

[c] A floating charge providing the debenture holder all the rights, title and interest of the Company in and to all present and after acquired real property;

At the time of the issue of the Debenture, the proceeds received were allocated to the debt portion of this instrument based on the present value of discounted cash flows. Accordingly, no amount was attributed to the conversion feature as equity.

## 6. SHAREHOLDER LOANS

| | 30/09/2003<br>$ | 30/09/2002<br>$ |
|---|---|---|
| Shareholder loans | **9,270,000** | 9,270,000 |
| Less: Withholding taxes | **(134,000)** | - |
| Total shareholder loans | **9,136,000** | 9,270,000 |

On September 29, 2000, Global Space Investments Limited ("Global"), a shareholder of the Company provided an unsecured loan facility to the Company in the principal amount of $5,150,000, (the "Global Loan"). On September 29, 2000, Gilat Satellite Networks Inc. ("Gilat"), a shareholder of the Company provided an unsecured loan facility to the Company in the principal amount of $5,150,000, (the "Gilat Loan"). The Global Loan and the Gilat Loan are collectively referred to as the Loans.

## 6. SHAREHOLDER LOANS (cont'd)

The Loans, totaling $10,300,000, were fully advanced on October 18, 2000. Interest accrues at 6.72% compounded semi-annually.

Interest expense of $519,868 was recorded for the nine months ended September 30, 2003 [nine months ended September 30, 2002 – $516,472] on the Loans. Accrued interest on the loans, outstanding at September 30, 2003, amounting to $1,526,481 [December 31, 2002 - $1,006,613], is recorded as interest payable in the accompanying consolidated balance sheet.

The Loans are each to be repaid simultaneously in five equal semi annual installments with the first installment payment to be made on April 17, 2002, and the second, third, fourth and fifth installments to be made October 17, 2002, April 17, 2003, October 17, 2003 and April 17, 2004 respectively by the Company to Global and Gilat, together with any outstanding interest. The Company has the right for earlier repayment of the Loans, within one month from the date funds become available from any future equity or additional debt.

In May 2002 the Company made the first installment payment to Global amounting to $1,566,251, consisting of a principal amount of $1,030,000 and accrued interest of $536,251. Netted against the Shareholder Loans balance is $134,000 which represents withholding taxes on the above noted repayment.

## 7. SHARE CAPITAL

As at September 30, 2003, the Company's authorized and outstanding share capital was as follows:

**Authorized:**
100,000,000 common shares without par value

**Outstanding:**

| | Number of common shares | Total $ |
|---|---|---|
| Balance, September 30, 2003 and December 31, 2002 | 28,560,051 | 9,748,710 |

As at September 30, 2003 and December 31, 2002, the Company had 5,500,000 shares held in escrow. The shares will be released from escrow when the Company has earned $0.244 per share of cumulative cash flow as defined under the rules and policies of the Canadian Venture Exchange, Inc.

These escrow shares may be cancelled:

[a] when the Company undergoes a major reorganization if required as a condition of the consent to the reorganization;

[b] when the Company's shares have ceased to trade for a period of two consecutive years; and

[c] ten years from the date that these shares have been issued and approved by the securities exchange which will be on February 28, 2008.

## 7. SHARE CAPITAL (cont'd)

### Loss per share

A reconciliation of the denominators and numerators for the computation of both the basic and diluted loss per share are as follows:

| | **Period from 1/01/2003 to 30/09/2003 $** | Period from 1/01/2002 to 30/09/2002 $ |
|---|---|---|
| **Numerator** | | |
| Loss for the year | **(1,404,315)** | (2,241,426) |
| **Denominator** | | |
| Weighted average number of shares outstanding | **28,560,051** | 28,560,051 |
| Less: contingently issuable shares | **5,500,000** | 5,500,000 |
| | **23,060,051** | 23,060,051 |
| Basic and diluted loss per share | **(0.06)** | (0.10) |

## 8. INVENTORY

| | **30/09/2003 $** | **31/12/2002 $** |
|---|---|---|
| Finished goods | **1** | 1 |
| | **1** | 1 |

As a result of the decision to wind down and cease operations, the Company recorded a write down to the inventory balance, of $1,556,617 for the year ended December 31, 2002.

# QUARTERLY AND YEAR END REPORT

**BC FORM 51-901F**
**(previously Form 61)**

**(SEDAR FORMAT)**

## *ISSUER DETAILS*

| NAME OF ISSUER | FOR QUARTER ENDED | DATE OF REPORT YY/MM/DD |
|---|---|---|
| KSAT SATELLITE NETWORKS INC. | 30 September 2003 | 2003/11/28 |

ISSUER'S ADDRESS

C/o Suite 707C-709B, China World Tower 2, No. 1 Jian Guo Men Wai Avenue

| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|---|---|
| Beijing, China | ----- | 100004 | 8610-6505 6732 | 8610-6505 6733 |

| CONTACT NAME | CONTACT POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| PHOI KWOK ENG | Director | 8610-6505 6733 |

| CONTACT EMAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| | n/a |

## *CERTIFICATE*

Schedule A (Financial Statements) to this Quarterly and Year End Report is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion and Analysis) are attached hereto and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| (signed) *"Vincent Ko"* | VINCENT KO | 2003-11-28 |
| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
| (signed) *"Avi Shabtai"* | AVI SHABTAI | 2003-11-28 |

**KSAT SATELLITE NETWORKS INC.**

**SCHEDULE B**

**SUPPLEMENTARY INFORMATION**

1. For the period ended 30 September 2003, the aggregate amount of related party transactions between the Corporation and parties at arm's length to the Corporation was US$68,000 [nine months ended September 2002 - $76,500]. This amount relates to management fees invoiced by a Corporation related to a shareholder of the Corporation.

   During the period ended 30 September 2003, the Corporation did not earn any commission income, handling fees or professional services fees from a Corporation controlled by a shareholder compared with the period ended 30 September 2002 of $58,134.

   During the period ended 30 September 2003, the Corporation did not purchase equipment from a shareholder of the Corporation or a subsidiary of a shareholder of the Corporation.

2. During the period ended 30 September 2003:

   (a) the Corporation did not issue any securities;

   (b) the Corporation granted no options.

3. As at 30 September 2003:

   (a) The authorized capital of the Corporation was 100,000,000 common shares without par or nominal value of which 28,560,051 common shares were issued and outstanding.

   (b) The Convertible Shareholder Debenture was the only outstanding convertible security of the Corporation. The Convertible Shareholder Debenture matured on 25 February 2001 and was extended on the same terms for another two years. The principal amount outstanding on the Convertible Shareholder Debenture as at 30 September 2003 was US$5,454,105. This amount was convertible into common shares at a price of US$0.90 per common share expiring two years from 25 February 2001. Upon its maturity on 25 February 2003, the Convertible Shareholder Debenture was not extended nor repaid.

   The Corporation and two of its major shareholders and creditors, Global Space Investments Limited ("Global") and Gilat Satellite Networks Limited ("Gilat"), entered into a settlement agreement dated June 19, 2003 providing for the orderly distribution of the Corporation's assets following approval by shareholders to voluntarily liquidate the Corporation at the Annual and Special Meeting of the Corporation on June 20, 2003. Pursuant to the settlement agreement, Gilat has purchased from the Corporation certain inventory and capital assets at fair market value and, upon discharging any other liabilities with a priority claim on the assets of the Corporation, the Corporation will distribute any remaining cash proceeds in its accounts to Global in satisfaction of the Debenture. Management anticipates that there will not be sufficient proceeds to satisfy the amounts due to Global. Accordingly, as part of the settlement agreement, Global and Gilat have agreed to release and discharge all remaining indebtedness, liabilities and obligations owed by the Corporation to each of them.

   (c) The total number of performance shares in escrow was 5,500,000.

4. As at the date hereof:

(a) The Directors of the Corporation were:

(i) Vincent Ko Woon Chun
(ii) Avi Shabtai
(iii) Phoi Kwok Eng (appointed August 31, 2003)

(a) The Corporation does not have any Officers.

KSAT SATELLITE NETWORKS INC.

SCHEDULE C

MANAGEMENT DISCUSSION

## PRINCIPAL ACTIVITIES

KSAT Satellite Networks Inc. (the "Corporation") was focused on the sale of very small aperture terminal ("VSAT") satellite telecommunications equipment, related business services and manufacturing of certain VSAT products in the People's Republic of China through its subsidiary companies and joint venture companies.

## FINANCIAL REVIEW

Group level revenue for the nine months ended September 30, 2003 was $17,036 compared with $135,072 for the period ended September 30, 2002.

The Corporation ended the period with a shareholders' deficiency of $20,176,168 as at September 30, 2003.

Operating overhead during the period ended September 30, 2003 was $583,571 compared with the period ended September 30, 2002 when it was $1,343,909.

The winding down of Gilat Satellite Networks (Shenzhen) Co., Ltd., KSAT Telecommunications and Beijing Gaida Satellite Communication Network Co. Ltd. following the approval by shareholders to liquidate and dissolve the Corporation resulted in reduced costs levels during the period under review.

## 2003 ANNUAL AND SPECIAL MEETING

The 2003 Annual and Special Meeting of the Corporation was held in Beijing, People's Republic of China on 20 June 2003. At the meeting the shareholders authorized and approved by special resolution the voluntary liquidation and dissolution of the Corporation. See the following headings.

## VOLUNTARY LIQUIDATION OF CORPORATION

The viability of the business in the context of the Chinese market place was challenged both by the easy availability and affordability of mobile phones as well as the introduction of the PHS option.

Current group cash available as at September 30, 2003 was $208,635. As the Corporation was unable to meet its loan commitments, did not have adequate financial resources to continue to be in operation in the foreseeable future and in the light of the market environment, the Board of Directors obtained shareholders approval at the Annual and Special Meeting on June 20, 2003, to voluntarily liquidate and dissolve the Corporation. See heading "Statement of Liquidity and Solvency".

## STATEMENT OF LIQUIDITY AND SOLVENCY

At 30 September 2003, the Corporation had a working capital deficit of approximately $20,176,168 compared to $18,771,853 as at 31 December 2002.

For the period ended 30 September 2003, net cash reduced by $220,801 from December 31, 2002, when it was $429,436.

During the period ended December 31, 1998, a convertible debenture (the "Debenture") amounting to $7,500,000 was issued to Global Space Investments Limited ("Global"), a significant shareholder of the Corporation. The Debenture bears interest at 8% per annum, compounded every six months. The principal and interest was repayable on February 28, 2001. During the year ended December 31, 2000, a portion of the Debenture amounting to $2,045,895 was converted into 2,273,217 common shares. During the year ended December 31, 2001, the Debenture term was extended for a further two years based on existing terms and conditions. The principal of $5,454,105 and accrued interest were repayable on February 25, 2003. The Corporation has not made any payments to Global.

Pursuant to an agreement dated September 29, 2000 (the "Shareholders' Loan Agreement"), the Corporation obtained a further $10,300,000 from Global and Gilat Satellite Networks Ltd. ("Gilat"). On May 23, 2002 the Corporation reached an agreement with Gilat to delay making any cash payment on the first instalment due from the Corporation to Gilat under the Shareholders' Loan Agreement. The Corporation paid the first instalment due to Global at that time, which amounted to US$1,566,251, including accrued interest. The second repayment instalments of the shareholder loans were due on October 17, 2002. The Corporation has not repaid the amounts due under the Shareholders' Loan Agreement and attempted to renegotiate payment of amounts due with each of Global and Gilat without success.

As previously disclosed in a press release dated November 1, 2002, the Corporation received notice from Global of Global's position that the Corporation was in default of the Debenture and demanded the payment that was due under the shareholder loans. Global's notice was given pursuant to the terms of Debenture between the Corporation and Global. It provided the Corporation with 14 days to repay amounts due by the Corporation to Global under the Shareholders' Loan Agreement. If the Corporation did not repay the amounts due by it to Global by November 11, 2002, Global could, at its option, enforce its security under the terms of the Debenture and the principal sum, interest and all other monies secured under the Debenture would become immediately payable. The 14 day period provided for under Global's notice expired and the Corporation did not make any payments due by the Corporation to either Global or Gilat under the Shareholders' Loan Agreement.

The Corporation has attempted to negotiate with each of Global and Gilat in order to secure deferment of the amounts due under the Shareholders' Loan Agreement. They have been unable to reach an agreement with respect to deferring the amounts due and the Corporation has been unable to secure any further financing.

Therefore, despite the best efforts of management of the Corporation, the Corporation was left with depleted resources which, in the opinion of management of the Corporation, would have been insufficient to continue operations. Management of the Corporation therefore recommended winding up the business and affairs of the Corporation in an organized fashion and sought and obtained approval from the shareholders to complete the voluntary liquidation and dissolution of the Corporation at the Annual and Special Meeting held on June 20, 2003.

The Corporation, Global and Gilat entered into a Settlement Agreement dated June 19, 2003 providing for the orderly distribution of the Corporation's assets. As part of the Settlement Agreement, Gilat has purchased from the Corporation certain inventory and capital assets at fair market value and, upon discharging any other liabilities, the Corporation will distribute any proceeds it receives from the disposition of assets and any cash that remains in its accounts to Global. Any amounts the Corporation distributes to Global will not be sufficient to satisfy all amounts due by the Corporation to Global under the Shareholders' Loan Agreement and the Debenture. Furthermore, the Corporation will not be able to satisfy all amounts due by the Corporation to Gilat under the Shareholders' Loan Agreement. Accordingly, as part of the Settlement Agreement, Global and Gilat have agreed to release and discharge all of the indebtedness, liabilities and obligations owed by KSAT to each of them.

Management anticipates that after the liquidation of the Corporation and discharge of the Corporation's liabilities, there will not be any funds available for distribution to shareholders.

The Corporation has commenced liquidation of its subsidiaries in Hong Kong and China as of August 31, 2003 but will not dissolve until such time as the releases from Global and Gilat have been received and the Corporation meets the requirements under the *Business Corporation Act* (Yukon).

**SUBSEQUENT EVENTS**

In furtherance of the voluntary liquidation and dissolution of the Corporation as approved by special resolution of the shareholders at the Annual and Special Meeting of the Corporation held on June 20, 2003, the Corporation is in the process of filing a Statement of Intent to Dissolve pursuant to Section 213 of the *Business Corporations Act* (Yukon).

LAWSON LUNDELL

BARRISTERS AND SOLICITORS

1600 Cathedral Place
925 West Georgia Street
Vancouver, British Columbia
Canada V6C 3L2
Telephone 604.685.3456
Facsimile 604.669.1620

www.lawsonlundell.com

DIRECT LINE: (604) 631-9292
echeng@lawsonlundell.com

December 2, 2003

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Dear Sirs and Mesdames:

**KSAT Satellite Networks Inc.**

This is to confirm that an amended third quarterly report (BC Form 51-901F) for the quarter ended September 30, 2003 of KSAT Satellite Networks Inc. (the "Company") has been sent by prepaid mail to the shareholders on the supplemental mailing list of the Company on December 2, 2003.

Yours very truly,

LAWSON LUNDELL

(Signed) *"Ellen Cheng"*

Ellen Cheng
Paralegal

Trading Symbol: KSA

04 FEB 10 AM 7:21

For Immediate Release
June 23, 2003

**PRESS RELEASE**

**KSAT Satellite Networks Inc. – Shareholders Approve Dissolution**

Beijing, June 23, 2003 -- KSAT Satellite Networks Inc. (the "Corporation") (TSX Venture - KSA) announced today that at the Annual and Special Meeting of the Corporation held on June 20, 2003, the shareholders of the Corporation approved a special resolution authorizing and approving the voluntary dissolution of the Corporation. As described in the information circular prepared and mailed to all shareholders for that meeting, the Corporation will now take steps to dissolve. The resolution authorizing the directors to make an application to delist the Corporation from the TSX Venture Exchange did not receive the required approval of shareholders. The resolution authorizing the directors to make application to the relevant securities commissions for an order that the Corporation cease to be a reporting issuer was approved, though any such application will only be made pursuant to the involuntary delisting of the Corporation by the TSX Venture Exchange.

The Corporation also announced that it has signed an agreement with two of its major shareholders and loan holders, Global Space Investments Limited and Gilat Satellite Networks Ltd., regarding the orderly dissolution of the Corporation and distribution of its assets. As previously disclosed in the Press Release dated May 12, 2003, management anticipates that shareholders are unlikely to receive any value after the discharge of the Corporation's liabilities.

\- 30 -

For more information please contact:

Phoi Kwok Eng
Chief Financial Officer
(8610) 6510-2808
E-mail: kephoi@ksat.net

Trading Symbol: KSA

04 FEB 10 AM 7:21

For Immediate Release
September 8, 2003

## KSAT SATELLITE NETWORKS INC. - CHANGE OF DIRECTORS AND OFFICERS

VANCOUVER -- KSAT Satellite Networks Inc. ("KSAT") announced today that Mr. Steven Shao Hong Wan resigned as a director on August 31, 2003 and Mr. Phoi Kwok Eng resigned as Chief Financial Officer on August 31, 2003. Mr. Phoi will continue with KSAT as a director further to his appointment on August 31, 2003 to fill the vacancy created by the resignation of Mr. Wan.

The position of Chief Executive Officer will remain vacant following the expiry of Mr. Avi Shabtai's term on August 31, 2003. Mr. Shabtai will continue with KSAT as a director further to his re-election at the Annual and Special Meeting of KSAT held on June 20, 2003.

In addition, Mr. Erez Antebi was appointed director on August 31, 2003.

Therefore, the current directors of KSAT are: Mr. Vincent Ko, Mr. Avi Shabtai, Mr. Phoi Kwok Eng, and Mr. Erez Antebi. KSAT currently has no officers.

The common shares of KSAT trade on the Canadian TSX Venture Exchange under the trading symbol "KSA". KSAT has ceased to carry on business in satellite telecommunications in China, following the Annual and Special Meeting of KSAT where the shareholders of KSAT approved by special resolution the voluntary liquidation and dissolution of KSAT.

- 30 -

For more information, please contact:

Phoi Kwok Eng
Chief Financial Officer
(8610) 6505-6733
E-mail: kephoi@ksat.net

Trading Symbol: KSA

For Immediate Release
December 15, 2003

**KSAT SATELLITE NETWORKS INC. APPOINTS NEW DIRECTOR**

VANCOUVER -- KSAT Satellite Networks Inc. ("KSAT") announced today that Mr Avihu Bergman has been appointed as director of KSAT with effect from 1 December 2003.

Mr Erez Antebi resigned as director on 26 November 2003.

Mr. Avihu Bergman is the Executive Vice President of Sales in Gilat Satellite Networks Ltd, a company headquartered in Petah Tikva, Israel.

KSAT is in the satellite telecommunications business in China. The common shares of KSAT trade on the Canadian TSX Venture Exchange under the trading symbol "KSA".

- 30 -

For more information, please contact:

Phoi Kwok Eng
Director
(8610) 6505-6733

Trading Symbol: KSA.H
December 17, 2003

**KSAT SATELLITE NETWORKS INC. – TRANSFER TO NEX BOARD**

VANCOUVER -- KSAT Satellite Networks Inc. ("KSAT") today announced that it has had its listing transferred to the NEX Board of the TSX Venture Exchange, a new trading forum for listed companies that have fallen below the ongoing listing standards of TSX Venture Exchange.

KSAT is in the satellite telecommunications business in China. The common shares of KSAT trade on the Canadian NEX Board of the TSX Venture Exchange under the trading symbol "KSA.H".

- 30 –

For more information, please contact:
Phoi Kwok Eng
Director
(8610) 6505-6733

04 FEB 10 AM 7:21

Trading Symbol: KSA.H
January 2, 2004

**KSAT SATELLITE NETWORKS INC.**
**WAS ISSUED CERTIFICATE OF INTENT TO DISSOLVE**

VANCOUVER -- KSAT Satellite Networks Inc. ("KSAT") today announced that a certificate of intent to dissolve was issued to KSAT under date of December 12, 2003 pursuant to the *Business Corporations Act* (Yukon) (the "YBCA"), as approved by the shareholders of KSAT at a special meeting duly called for the purpose and held on the 20th day of June, 2003, at which the shareholders passed a special resolution requiring KSAT to be liquidated and dissolved voluntarily under the provisions of the YBCA.

As required by the provisions of the YBCA, KSAT will publish and deliver notice of the issuance of the certificate to each known creditor, which notice will state that any person who has any claim against KSAT must file proof of such claim with KSAT on or before February 26, 2004, after which time the property of KSAT will be distributed amongst the persons entitled thereto, having regard to the claims of which KSAT then has notice.

Prior to commencing dissolution proceedings, KSAT was in the satellite telecommunications business in China. The common shares of KSAT trade on the Canadian NEX Board of the TSX Venture Exchange under the trading symbol "KSA.H".

- 30 -

For more information, please contact:

Phoi Kwok Eng
Director
(8610) 6505-6733

04 FEB 10 AM 7:21

# MATERIAL CHANGE REPORT

Filed pursuant to:

s. 85 of the *Securities Act* (British Columbia)
s. 118 of the *Securities Act* (Alberta)

**1. Reporting Issuer:**

The full name and address of the principal office in Canada of the reporting issuer is:

KSAT Satellite Networks Inc.
Suite 200, Financial Plaza
204 Lambert Street
Whitehorse, Yukon Y1A 3T2

**2. Date of Material Change:**

The material changes described in this report occurred on June 20, 2003.

**3. Press Release:**

A press release disclosing the details outlined in this Material Change Report was issued by KSAT Satellite Networks Inc. (the "Corporation") on June 23, 2003 and was disseminated through the facilities of Canada NewsWire Ltd. A copy of the press release is attached hereto as Schedule "A".

**4. Summary of Material Change:**

On June 23, 2003, the Corporation announced that at the Annual and Special Meeting of the Corporation held on June 20, 2003, the shareholders of the Corporation approved a special resolution authorizing and approving the voluntary dissolution of the Corporation. As described in the information circular dated May 20, 2003 prepared and mailed to all shareholders for that meeting (the "Information Circular"), the Corporation will now take steps to dissolve.

The resolution authorizing the directors to make an application to delist the Corporation from the TSX Venture Exchange did not receive the required approval of shareholders. The resolution authorizing the directors to make application to the relevant securities commissions for an order that the Corporation cease to be a reporting issuer was approved, though any such applications will only be made pursuant to the involuntary delisting of the Corporation by the TSX Venture Exchange.

The Corporation also announced that it has signed an agreement with two of its major shareholders and loan holders, Global Space Investments Limited ("Global") and Gilat Satellite Networks Ltd. ("Gilat"), regarding the orderly dissolution of the Corporation and distribution of its assets. As previously disclosed in the Press Release dated May 12, 2003 and the Information Circular, management anticipates that shareholders are unlikely to receive any value after the discharge of the Corporation's liabilities.

**5. Full Description of Material Change:**

On June 23, 2003, the Corporation announced that at the Annual and Special Meeting of the Corporation held on June 20, 2003, the shareholders of the Corporation approved a special resolution authorizing and approving the voluntary dissolution of the Corporation. As described in the Information Circular, the Corporation will now take steps to discharge all of its liabilities, distribute all property and dissolve in accordance with the *Business Corporations Act* (Yukon).

The decision to voluntarily dissolve was the result of significant changes and economic pressures in the Corporation's area of focus, the telecommunications and satellite industry in China. As set out in the Information Circular, the Corporation attempted to negotiate with its two major shareholders and loan holders, Global and Gilat, in order to secure deferment of amounts due to them, but were unable to reach an agreement with respect to deferring such amounts and the Corporation was unable to secure any further financing.

Therefore, the Corporation was left with depleted resources which, in the opinion of management of the Corporation, would have been insufficient to continue operations. Management of the Corporation therefore decided to wind up the business and affairs of the Corporation in an organized fashion, which the shareholders have now approved.

The resolution authorizing the directors to make an application to delist the Corporation from the TSX Venture Exchange did not receive the required approval of shareholders. The resolution authorizing the directors to make application to the relevant securities commissions for an order that the Corporation cease to be a reporting issuer was approved, though any such applications will only be made pursuant to the involuntary delisting of the Corporation by the TSX Venture Exchange.

The Corporation also announced that it has signed an agreement with two of its major shareholders and loan holders, Global and Gilat, regarding the orderly dissolution of the Corporation, discharge of its liabilities and distribution of its assets. Further to this agreement, Gilat will purchase from the Corporation certain inventory at fair market value and, upon discharging any other liabilities, the Corporation will distribute any proceeds it receives from the sale of its assets and any remaining cash to Global, all as described in the Information Circular. Any amounts the Corporation distributes to Global will not be sufficient to satisfy all amounts due by the Corporation to Global. Furthermore, the Corporation will not be able to satisfy all amounts due by it to Gilat. As part of the agreement, therefore, Global and Gilat have agreed to release and discharge all of the indebtedness, liabilities and obligations owed by the Corporation to each of them. As previously disclosed in the Press Release dated May 12, 2003 and the Information Circular, management anticipates that shareholders are unlikely to receive any value after the discharge of the Corporation's liabilities.

The Corporation will not dissolve until such time as the above releases have been received and the Corporation meets the requirements under the *Business Corporation Act* (Yukon). Once the Registrar receives Articles of Dissolution for the Corporation, he or she will issue a Certificate of Dissolution. The Corporation will cease to exist on the date shown in the Certificate of Dissolution.

**6. Reliance on Confidential Filing Provisions:**

Not applicable.

**7. Omitted Information:**

Not applicable.

**8. Senior Officers:**

Phoi Kwok Eng
(8610) 6505-6733

**9. Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to in this report.

Dated at Beijing, China, this 30th day of June, 2003.

(signed) *"Phoi Kwok Eng"*

Phoi Kwok Eng
Chief Financial Officer

c.c. The TSX Venture Exchange

## SCHEDULE "A"

Trading Symbol: KSA

For Immediate Release
June 23, 2003

## PRESS RELEASE

**KSAT Satellite Networks Inc. – Shareholders Approve Dissolution**

Beijing, June 23, 2003 -- KSAT Satellite Networks Inc. (the "Corporation") (TSX Venture - KSA) announced today that at the Annual and Special Meeting of the Corporation held on June 20, 2003, the shareholders of the Corporation approved a special resolution authorizing and approving the voluntary dissolution of the Corporation. As described in the information circular prepared and mailed to all shareholders for that meeting, the Corporation will now take steps to dissolve. The resolution authorizing the directors to make an application to delist the Corporation from the TSX Venture Exchange did not receive the required approval of shareholders. The resolution authorizing the directors to make application to the relevant securities commissions for an order that the Corporation cease to be a reporting issuer was approved, though any such application will only be made pursuant to the involuntary delisting of the Corporation by the TSX Venture Exchange.

The Corporation also announced that it has signed an agreement with two of its major shareholders and loan holders, Global Space Investments Limited and Gilat Satellite Networks Ltd., regarding the orderly dissolution of the Corporation and distribution of its assets. As previously disclosed in the Press Release dated May 12, 2003, management anticipates that shareholders are unlikely to receive any value after the discharge of the Corporation's liabilities.

- 30 -

For more information please contact:

Phoi Kwok Eng
Chief Financial Officer
(8610) 6510-2808
E-mail: kephoi@ksat.net

RULE 12g3-2(b)
Exemption #82-3191

# MATERIAL CHANGE REPORT 04 FEB 10 AM 7:21

Filed pursuant to:

s. 85 of the *Securities Act* (British Columbia)
s. 118 of the *Securities Act* (Alberta),

**1. Reporting Issuer:**

The full name and address of the principal office in Canada of the reporting issuer is:

KSAT Satellite Networks Inc.
Suite 200, Financial Plaza
204 Lambert Street
Whitehorse, Yukon Y1A 3T2

**2. Date of Material Change:**

The material changes described in this report occurred on August 31, 2003.

**3. Press Release:**

A press release disclosing the details outlined in this Material Change Report was issued by the Corporation on September 8, 2003 and was disseminated through the facilities of Canada NewsWire Ltd. A copy of the news release is attached hereto as Schedule "A".

**4. Summary of Material Change:**

The Corporation announced that, on August 31, 2003, Mr. Steven Shao Hong Wan resigned as a director and Mr. Phoi Kwok Eng resigned as Chief Financial Officer. Mr. Phoi will continue with the Corporation as a director further to his appointment on August 31, 2003 to fill the vacancy created by the resignation of Mr. Wan.

The position of Chief Executive Officer will remain vacant following the expiry of Mr. Avi Shabtai's term on August 31, 2003. Mr. Shabtai will continue with the Corporation as a director further to his re-election at the Annual and Special Meeting of the Corporation held on June 20, 2003.

In addition, Mr. Erez Antebi was appointed director on August 31, 2003.

Therefore, the current directors of the Corporation are: Mr. Vincent Ko, Mr. Avi Shabtai, Mr. Phoi Kwok Eng, and Mr. Erez Antebi. The Corporation currently has no officers.

**5. Full Description of Material Change:**

The Corporation announced that, on August 31, 2003, Mr. Steven Shao Hong Wan resigned as a director and Mr. Phoi Kwok Eng resigned as Chief Financial Officer. Mr. Phoi will continue with the Corporation as a director further to his appointment on August 31, 2003 to fill the vacancy created by the resignation of Mr. Wan.

The position of Chief Executive Officer will remain vacant following the expiry of Mr. Avi Shabtai's term on August 31, 2003. Mr. Shabtai will continue with the Corporation as a director further to his re-election at the Annual and Special Meeting of the Corporation held on June 20, 2003.

In addition, Mr. Erez Antebi was appointed director on August 31, 2003.

Therefore, the current directors of the Corporation are: Mr. Vincent Ko, Mr. Avi Shabtai, Mr. Phoi Kwok Eng, and Mr. Erez Antebi. The Corporation currently has no officers.

**6. Reliance on Confidential Filing Provisions:**

Not applicable.

**7. Omitted Information:**

Not applicable.

**8. Senior Officers:**

Phoi Kwok Eng
86 106-505-6733

**9. Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to in this report.

Dated at Beijing, China, this 8th day of September, 2003.

(signed) *"Phoi Kwok Eng"*

Phoi Kwok Eng
Director

c.c. The TSX Venture Exchange

## SCHEDULE "A"

Trading Symbol: KSA

For Immediate Release
September 8, 2003

## KSAT SATELLITE NETWORKS INC. –
## CHANGE OF DIRECTORS AND OFFICERS

VANCOUVER -- KSAT Satellite Networks Inc. ("KSAT") announced today that Mr. Steven Shao Hong Wan resigned as a director on August 31, 2003 and Mr. Phoi Kwok Eng resigned as Chief Financial Officer on August 31, 2003. Mr. Phoi will continue with KSAT as a director further to his appointment on August 31, 2003 to fill the vacancy created by the resignation of Mr. Wan.

The position of Chief Executive Officer will remain vacant following the expiry of Mr. Avi Shabtai's term on August 31, 2003. Mr. Shabtai will continue with KSAT as a director further to his re-election at the Annual and Special Meeting of KSAT held on June 20, 2003.

In addition, Mr. Erez Antebi was appointed director on August 31, 2003.

Therefore, the current directors of KSAT are: Mr. Vincent Ko, Mr. Avi Shabtai, Mr. Phoi Kwok Eng, and Mr. Erez Antebi. KSAT currently has no officers.

The common shares of KSAT trade on the Canadian TSX Venture Exchange under the trading symbol "KSA". KSAT has ceased to carry on business in satellite telecommunications in China, following the Annual and Special Meeting of KSAT where the shareholders of KSAT approved by special resolution the voluntary liquidation and dissolution of KSAT.

- 30 -

For more information, please contact:

Phoi Kwok Eng
Chief Financial Officer
(8610) 6505-6733
E-mail: kephoi@ksat.net

# MATERIAL CHANGE REPORT

04 FEB 10 AM 7:21

Filed pursuant to:

s. 85 of the *Securities Act* (British Columbia)
s. 118 of the *Securities Act* (Alberta),

1. **Reporting Issuer:**

The full name and address of the principal office in Canada of the reporting issuer is:

KSAT Satellite Networks Inc.
Suite 200, Financial Plaza
204 Lambert Street
Whitehorse, Yukon Y1A 3T2

2. **Date of Material Change:**

The material changes described in this report occurred on December 1, 2003.

3. **Press Release:**

A press release disclosing the details outlined in this Material Change Report was issued by the Corporation on December 15, 2003 and was disseminated through the facilities of Canada NewsWire Ltd. A copy of the news release is attached hereto as Schedule "A".

4. **Summary of Material Change:**

The Corporation announced that Mr. Avihu Bergman has been appointed as director of the Corporation with effect from December 1, 2003 and Mr. Erez Antebi resigned as director on November 26, 2003.

5. **Full Description of Material Change:**

The Corporation announced that Mr. Avihu Bergman has been appointed as director of KSAT with effect from December 1, 2003 and Mr. Erez Antebi resigned as director on November 26, 2003.

Mr. Avihu Bergman is the Executive Vice President of Sales in Gilat Satellite Networks Ltd, a company headquartered in Petah Tikva, Israel.

6. **Reliance on Confidential Filing Provisions:**

Not applicable.

7. **Omitted Information:**

Not applicable.

**8. Senior Officers:**

Phoi Kwok Eng
86 106-505-6733

**9. Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to in this report.

Dated at Beijing, China, this 22nd day of December, 2003.

(signed) *"Phoi Kwok Eng"*

Phoi Kwok Eng
Director

c.c. TSX Venture Exchange

## SCHEDULE "A"

Trading Symbol: KSA

For Immediate Release
December 15, 2003

## KSAT SATELLITE NETWORKS INC. APPOINTS NEW DIRECTOR

VANCOUVER -- KSAT Satellite Networks Inc. ("KSAT") announced today that Mr Avihu Bergman has been appointed as director of KSAT with effect from 1 December 2003.

Mr Erez Antebi resigned as director on 26 November 2003.

Mr. Avihu Bergman is the Executive Vice President of Sales in Gilat Satellite Networks Ltd, a company headquartered in Petah Tikva, Israel.

KSAT is in the satellite telecommunications business in China. The common shares of KSAT trade on the Canadian TSX Venture Exchange under the trading symbol "KSA".

- 30 -

For more information, please contact:

Phoi Kwok Eng
Director
(8610) 6505-6733

RULE 12g3-2(b)
Exemption #82-3191

**MATERIAL CHANGE REPORT**

04 FEB 10 AM 7:21

Filed pursuant to:

s. 85 of the *Securities Act* (British Columbia)
s. 118 of the *Securities Act* (Alberta),

1. **Reporting Issuer:**

The full name and address of the principal office in Canada of the reporting issuer is:

KSAT Satellite Networks Inc.
Suite 200, Financial Plaza
204 Lambert Street
Whitehorse, Yukon Y1A 3T2

2. **Date of Material Change:**

The material changes described in this report occurred on December 12, 2003.

3. **Press Release:**

A press release disclosing the details outlined in this Material Change Report was issued by the Corporation on December 17, 2003 and was disseminated through the facilities of Canada NewsWire Ltd. A copy of the news release is attached hereto as Schedule "A".

4. **Summary of Material Change:**

The Corporation announced that it has had its listing transferred to the NEX Board of the TSX Venture Exchange.

5. **Full Description of Material Change:**

The Corporation announced that it has had its listing transferred to the NEX Board of the TSX Venture Exchange, a new trading forum for listed companies that have fallen below the ongoing listing standards of TSX Venture Exchange.

6. **Reliance on Confidential Filing Provisions:**

Not applicable.

7. **Omitted Information:**

Not applicable.

8. **Senior Officers:**

Phoi Kwok Eng
86 106-505-6733

**9. Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to in this report.

Dated at Beijing, China, this 22nd day of December, 2003.

(signed) "*Phoi Kwok Eng*"

Phoi Kwok Eng
Director

c.c. TSX Venture Exchange

## SCHEDULE "A"

Trading Symbol: KSA.H
December 17, 2003

## KSAT SATELLITE NETWORKS INC. – TRANSFER TO NEX BOARD

VANCOUVER -- KSAT Satellite Networks Inc. ("KSAT") today announced that it has had its listing transferred to the NEX Board of the TSX Venture Exchange, a new trading forum for listed companies that have fallen below the ongoing listing standards of TSX Venture Exchange.

KSAT is in the satellite telecommunications business in China. The common shares of KSAT trade on the Canadian NEX Board of the TSX Venture Exchange under the trading symbol "KSA.H".

- 30 –

For more information, please contact:
Phoi Kwok Eng
Director
(8610) 6505-6733

TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

# MATERIAL CHANGE REPORT

Filed pursuant to:

s. 85 of the *Securities Act* (British Columbia)
s. 118 of the *Securities Act* (Alberta)

1. **Reporting Issuer:**

The full name and address of the principal office in Canada of the reporting issuer is:

KSAT Satellite Networks Inc.
Suite 200, Financial Plaza
204 Lambert Street
Whitehorse, Yukon Y1A 3T2

2. **Date of Material Change:**

The material changes described in this report occurred on December 12, 2003.

3. **Press Release:**

A press release disclosing the details outlined in this Material Change Report was issued by the Corporation on January 2, 2004 and was disseminated through the facilities of Canada NewsWire Ltd. A copy of the news release is attached hereto as Schedule "A".

4. **Summary of Material Change:**

The Corporation announced that a certificate of intent to dissolve was issued to the Corporation under date of December 12, 2003 pursuant to the *Business Corporations Act* (Yukon) (the "YBCA") and notice of the issuance of the certificate will be delivered to each known creditor, which notice will state that any person who has any claim against the Corporation must file proof of such claim with the Corporation on or before February 26, 2004.

5. **Full Description of Material Change:**

The Corporation announced that a certificate of intent to dissolve was issued to the Corporation under date of December 12, 2003 pursuant to the YBCA, as approved by the shareholders of the Corporation at a special meeting duly called for the purpose and held on the 20th day of June, 2003, at which the shareholders passed a special resolution requiring the Corporation to be liquidated and dissolved voluntarily under the provisions of the YBCA.

As required by the provisions of the YBCA, the Corporation will publish and deliver notice of the issuance of the certificate to each known creditor, which notice will state that any person who has any claim against the Corporation must file proof of such claim with the Corporation on or before February 26, 2004, after which time the property of the Corporation will be distributed amongst the persons entitled thereto, having regard to the claims of which the Corporation then has notice.

6. **Reliance on Confidential Filing Provisions:**

Not applicable.

7. **Omitted Information:**

Not applicable.

8. **Senior Officers:**

Phoi Kwok Eng
8610 - 65056733

9. **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to in this report.

Dated at Beijing, China, this 8th day of January, 2004.

(signed) *"Phoi Kwok Eng"*

Phoi Kwok Eng
Director

c.c. TSX Venture Exchange

## SCHEDULE "A"

Trading Symbol: KSA.H
January 2, 2004

## KSAT SATELLITE NETWORKS INC. WAS ISSUED CERTIFICATE OF INTENT TO DISSOLVE

VANCOUVER -- KSAT Satellite Networks Inc. ("KSAT") today announced that a certificate of intent to dissolve was issued to KSAT under date of December 12, 2003 pursuant to the *Business Corporations Act* (Yukon) (the "YBCA"), as approved by the shareholders of KSAT at a special meeting duly called for the purpose and held on the 20th day of June, 2003, at which the shareholders passed a special resolution requiring KSAT to be liquidated and dissolved voluntarily under the provisions of the YBCA.

As required by the provisions of the YBCA, KSAT will publish and deliver notice of the issuance of the certificate to each known creditor, which notice will state that any person who has any claim against KSAT must file proof of such claim with KSAT on or before February 26, 2004, after which time the property of KSAT will be distributed amongst the persons entitled thereto, having regard to the claims of which KSAT then has notice.

Prior to commencing dissolution proceedings, KSAT was in the satellite telecommunications business in China. The common shares of KSAT trade on the Canadian NEX Board of the TSX Venture Exchange under the trading symbol "KSA.H".

- 30 -

For more information, please contact:

Phoi Kwok Eng
Director
(8610) 6505-6733